FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of August, 2009
Commission File Number: 001-12518
Banco Santander, S.A.
(Exact name of registrant as specified in its charter)
Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐ No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

INCORPORATION BY REFERENCE
Items 1 and 2 of this report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form F-4 (Registration Number: 333-160492) of Banco Santander, S.A. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Banco Santander, S.A.

Item

1	Interim Condensed Consolidated Financial Statements for the six-month period ended June 30, 2009

2	Selected financial data showing reclassified results as a result of the Group’s divestment of the business in Venezuela, upon the sale of Banco de Venezuela, S.A., Banco Universal

3	Directors’ Report for the six-month period ended June 30, 2009

Item 1
Banco Santander, S.A. and Companies composing the Santander Group
Interim Condensed Consolidated Financial Statements and Interim Directors’ Report for the six-month period ended 30 June 2009
Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with IFRSs as adopted by the European Union (see Notes 1 and 16). In the event of a discrepancy, the Spanish-language version prevails.

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with IFRSs as adopted by the European Union (see Notes 1 and 16). In the event of a discrepancy, the Spanish-language version prevails.
SANTANDER GROUP
CONDENSED CONSOLIDATED BALANCE SHEETS
AT 30 JUNE 2009 AND 31 DECEMBER 2008 (NOTES 1 TO 3)
(Thousands of Euros)

	Note	30/06/09	31/12/08 (*)

ASSETS
CASH AND BALANCES WITH CENTRAL BANKS		46,334,065	45,781,345

FINANCIAL ASSETS HELD FOR TRADING	5	140,148,045	151,817,192

OTHER FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS	5	34,179,172	25,817,138

AVAILABLE-FOR-SALE FINANCIAL ASSETS	5	72,004,036	48,920,306

LOANS AND RECEIVABLES	5	763,628,121	699,614,727

HELD-TO-MATURITY INVESTMENTS	5	—	—

CHANGES IN THE FAIR VALUE OF HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK		1,806,895	2,402,736

HEDGING DERIVATIVES		8,784,065	9,698,132

NON-CURRENT ASSETS HELD FOR SALE	6	16,473,329	9,267,486

INVESTMENTS:		196,137	1,323,453
Associates	7	196,137	1,323,453
Jointly controlled entities		—	—

INSURANCE CONTRACTS LINKED TO PENSIONS		2,406,851	2,446,989

REINSURANCE ASSETS		397,924	458,388

TANGIBLE ASSETS:	8	8,799,575	8,501,552
Property, plant and equipment		7,944,447	7,630,935
Investment property		855,128	870,617

INTANGIBLE ASSETS:	9	25,452,826	20,623,267
Goodwill		23,192,135	18,836,199

Other intangible assets		2,260,691	1,787,068

TAX ASSETS:		20,309,639	16,953,613
Current		2,546,244	2,309,465
Deferred		17,763,395	14,644,148

OTHER ASSETS		7,538,952	6,005,226

TOTAL ASSETS		1,148,459,632	1,049,631,550

LIABILITIES AND EQUITY
FINANCIAL LIABILITIES HELD FOR TRADING	10	143,066,975	136,620,235

OTHER FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS	10	35,400,283	28,639,359

FINANCIAL LIABILITIES AT AMORTISED COST	10	831,920,683	770,007,599

CHANGES IN THE FAIR VALUE OF HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK		752,039	440,136

HEDGING DERIVATIVES		5,244,046	5,957,611

LIABILITIES ASSOCIATED WITH NON- CURRENT ASSETS HELD FOR SALE	6	8,428,411	49,688

LIABILITIES UNDER INSURANCE CONTRACTS		20,426,808	16,849,511

PROVISIONS	11	18,223,617	17,736,259

TAX LIABILITIES:		7,470,020	5,768,665
Current		3,095,954	2,304,599
Deferred		4,374,066	3,464,066

OTHER LIABILITIES		10,681,277	7,560,995

TOTAL LIABILITIES		1,081,614,159	989,630,058

SHAREHOLDERS’ EQUITY:	12	68,595,935	65,886,582
Capital		4,077,803	3,997,030
Share premium		29,308,938	28,103,802
Reserves		24,897,959	20,868,406
Other equity instruments-		7,215,446	7,155,566
Less: Treasury shares		(320,299)	(421,198)
Profit for the period attributable to the Parent		4,519,003	8,876,414
Less: Dividends and remuneration	3	(1,102,915)	(2,693,438)

VALUATION ADJUSTMENTS:	12	(4,433,150)	(8,299,696)
Available-for-sale financial assets		693,149	79,293
Cash flow hedges		(515,657)	(309,883)
Hedges of net investments in foreign operations		247,795	1,467,289
Exchange differences		(4,855,803)	(9,424,871)
Non-current assets held for sale		(2,525)	36,878

Companies accounted for using the equity method		(109)	(148,402)

MINORITY INTERESTS	12	2,682,688	2,414,606
Valuation adjustments		(219,699)	(371,310)
Other		2,902,387	2,785,916

EQUITY		66,845,473	60,001,492

TOTAL LIABILITIES AND EQUITY		1,148,459,632	1,049,631,550

MEMORANDUM ITEMS:
CONTINGENT LIABILITIES		67,537,615	65,323,194
CONTINGENT COMMITMENTS		154,578,271	131,725,006
(*) Presented for comparison purposes only.
The accompanying Notes 1 to 16 are an integral part of the condensed consolidated balance sheet at 30 June 2009.

2

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with IFRSs as adopted by the European Union (see Notes 1 and 16). In the event of a discrepancy, the Spanish-language version prevails.
SANTANDER GROUP
CONDENSED CONSOLIDATED INCOME STATEMENTS
FOR THE SIX-MONTH PERIODS ENDED 30 JUNE 2009 AND 2008 (NOTES 1 TO 3)
(Thousands of Euros)

		(Debit) Credit
	Note	30/06/09	30/06/08 (*)

INTEREST AND SIMILAR INCOME	13	27,794,494	24,338,820
INTEREST EXPENSE AND SIMILAR CHARGES		(15,138,588)	(16,425,885)
INTEREST INCOME		12,655,906	7,912,935
INCOME FROM EQUITY INSTRUMENTS	13	240,672	318,780
INCOME FROM COMPANIES ACCOUNTED FOR USING THE EQUITY METHOD	7	(2,932)	611,682
FEE AND COMMISSION INCOME	13	5,341,223	4,761,751
FEE AND COMMISSION EXPENSE		(803,331)	(718,986)
GAINS/LOSSES ON FINANCIAL ASSETS AND LIABILITIES (net)	13	2,385,192	1,649,633
EXCHANGE DIFFERENCES (net)		(282,973)	6,370
OTHER OPERATING INCOME	13	3,545,250	4,706,604
OTHER OPERATING EXPENSES		(3,448,792)	(4,540,680)
TOTAL INCOME		19,630,215	14,708,089
ADMINISTRATIVE EXPENSES		(7,268,872)	(5,457,157)
Personnel expenses		(4,164,703)	(3,282,936)
Other general administrative expenses		(3,104,169)	(2,174,221)
DEPRECIATION AND AMORTISATION		(784,726)	(601,150)
PROVISIONS (net)		(661,625)	(248,565)
IMPAIRMENT LOSSES ON FINANCIAL ASSETS (net)	5	(4,860,673)	(2,465,427)
IMPAIRMENT LOSSES ON OTHER ASSETS (net)		(32,698)	(17,735)
GAINS/(LOSSES) ON DISPOSAL OF ASSETS NOT CLASSIFIED AS NON-CURRENT ASSETS HELD FOR SALE		16,219	55,179
GAINS/(LOSSES) ON DISPOSAL OF NON-CURRENT ASSETS HELD FOR SALE NOT CLASSIFIED AS DISCONTINUED OPERATIONS		(124,855)	(28,161)
OPERATING PROFIT BEFORE TAX		5,912,985	5,945,073
INCOME TAX		(1,242,511)	(1,071,129)
PROFIT FOR THE PERIOD FROM CONTINUING OPERATIONS		4,670,474	4,873,944
PROFIT FROM DISCONTINUED OPERATIONS (Net)	1-f	60,645	118,168
CONSOLIDATED PROFIT FOR THE PERIOD		4,731,119	4,992,112
Profit attributable to the Parent		4,519,003	4,730,267
Profit attributable to minority interests		212,116	261,845

EARNINGS PER SHARE:
In ordinary and discontinued operations:
Basic (euros)	3	0.5318	0.6620
Diluted (euros)	3	0.5291	0.6588

In ordinary operations:
Basic (euros)	3	0.5251	0.6458
Diluted (euros)	3	0.5224	0.6428
(*) Presented for comparison purposes only.
The accompanying Notes 1 to 16 are an integral part of the condensed consolidated income statement for the six-month period ended 30 June 2009.

3

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with IFRSs as adopted by the European Union (see Notes 1 and 16). In the event of a discrepancy, the Spanish-language version prevails.
SANTANDER GROUP
CONDENSED CONSOLIDATED STATEMENTS OF RECOGNISED INCOME AND EXPENSE
FOR THE SIX-MONTH PERIODS ENDED 30 JUNE 2009 AND 2008 (NOTES 1 TO 3)
(Thousands of Euros)

	Note	30/06/09	30/06/08 (*)

CONSOLIDATED PROFIT FOR THE PERIOD		4,731,119	4,992,112

OTHER RECOGNISED INCOME AND EXPENSE:		4,018,157	(2,981,022)
Available-for-sale financial assets:		996,422	(3,099,656)
Revaluation gains/(losses)	5	1,564,557	(2,435,224)
Amounts transferred to income statement		(466,096)	(664,432)
Other reclassifications		(102,039)	—
Cash flow hedges:		(223,982)	(177,491)
Revaluation gains/(losses)		(228,981)	(164,359)
Amounts transferred to income statement		51,362	(13,132)
Amounts transferred to the initial carrying amount of hedged items		—	—
Other reclassifications		(46,363)	—
Hedges of net investments in foreign operations:		(1,219,494)	742,531
Revaluation gains/(losses)		(1,219,494)	742,531
Amounts transferred to income statement		—	—
Other reclassifications		—	—
Exchange differences:		4,695,829	(1,202,768)
Revaluation gains/(losses)	9	4,693,251	(1,247,051)
Amounts transferred to income statement		2,578	44,283
Other reclassifications		—	—
Non-current assets held for sale:		(40,790)	—
Revaluation gains/(losses)		(40,790)	—
Amounts transferred to income statement		—	—
Other reclassifications		—	—
Actuarial gains/(losses) on pension plans		—	—
Companies accounted for using the equity method:		148,293	(33,914)
Revaluation gains/(losses)		(109)	(33,914)
Amounts transferred to income statement		—	—
Other reclassifications		148,402	—
Other recognised income and expenses		—	—
Income tax		(338,121)	790,276

TOTAL RECOGNISED INCOME AND EXPENSE		8,749,276	2,011,090

Attributable to the Parent		8,385,549	1,882,126
Attributable to minority interests		363,727	128,964
(*) Presented for comparison purposes only.
The accompanying Notes 1 to 16 are an integral part of the condensed consolidated statement of recognised income and expense for the six-month period ended 30 June 2009.

4

Translation of interim condensed consolidated financial statements originally issued in spanish and prepared in accordance with IFRSs as adopted by the European Union (see Notes 1 and 16). In the event of a discrepancy, the Spanish-language version prevails.
SANTANDER GROUP
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY
FOR THE SIX-MONTH PERIODS ENDED 30 JUNE 2009 AND 2008 (NOTES 1 TO 3)
(Thousands of Euros)

	Equity Attributable to the Parent
	Shareholders’ Equity
		Share Premium
		and Reserves			Profit for the
		Less Dividends			Period
		and	Other Equity	Less: Treasury	Attributable to	Valuation	Minority
	Capital	Remuneration	Instruments	Shares	the Parent	Adjustments	Interests	Total Equity

Balance at 31/12/08	3,997,030	46,278,770	7,155,566	(421,198)	8,876,414	(8,299,696)	2,414,606	60,001,492
Adjustments due to changes in accounting policy
Adjustments made to correct errors
Adjusted beginning balance	3,997,030	46,278,770	7,155,566	(421,198)	8,876,414	(8,299,696)	2,414,606	60,001,492
Total recognised income and expense					4,519,003	3,866,546	363,727	8,749,276
Other changes in equity	80,773	6,825,212	59,880	100,899	(8,876,414)		(95,645)	(1,905,295)
Increases/(reductions) in capital	80,773	1,169,340						1,250,113
Conversion of financial liabilities into capital
Increases in other equity instruments			79,013					79,013
Reclassification from/to financial liabilities
Dividends paid		(3,221,810)					(92,474)	(3,314,284)
Transactions involving own equity instruments (net)		177,874		100,899				278,773
Transfers between equity items		8,895,547	(19,133)		(8,876,414)			—
Increases/(Decreases) due to business combinations
Equity-instrument-based payments
Other increases/(decreases) in equity		(195,739)					(3,171)	(198,910)
Balance at 30/06/09	4,077,803	53,103,982	7,215,446	(320,299)	4,519,003	(4,433,150)	2,682,688	66,845,473
The accompanying Notes 1 to 16 are an integral part of the condensed consolidated statement of changes in total equity for the six-month period ended 30 June 2009.

5

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with IFRSs as adopted by the European Union (see Notes 1 and 16). In the event of a discrepancy, the Spanish-language version prevails.
SANTANDER GROUP
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY
FOR THE SIX-MONTH PERIODS ENDED 30 JUNE 2009 AND 2008 (NOTES 1 TO 3)
(Thousands of Euros)

	Equity Attributable to the Parent
	Shareholders’ Equity (*)
		Share Premium
		and Reserves			Profit for the
		Less Dividends			Period
		and	Other Equity	Less: Treasury	Attributable to	Valuation	Minority
	Capital	Remuneration	Instruments	Shares	the Parent	Adjustments	Interests (*)	Total Equity (*)

Balance at 31/12/07	3,127,148	35,203,751	7,086,881	(192)	9,060,258	722,036	2,358,269	57,558,151
Adjustments due to changes in accounting policy
Adjustments made to correct errors
Adjusted beginning balance	3,127,148	35,203,751	7,086,881	(192)	9,060,258	722,036	2,358,269	57,558,151
Total recognised income and expense					4,730,267	(2,848,141)	128,964	2,011,090
Other changes in equity		5,442,491	3,710	(49,973)	(9,060,258)		(152,576)	(3,816,606)
Increases/(reductions) in capital							73,863	73,863
Conversion of financial liabilities into capital
Increases in other equity instruments			39,967					39,967
Reclassification from/to financial liabilities								—
Dividends paid		(3,378,166)					(189,552)	(3,567,718)
Transactions involving own equity instruments (net)		(4,932)		(49,973)				(54,905)
Transfers between equity items		9,061,279	(1,021)		(9,060,258)
Increases/(Decreases) due to business combinations
Equity-instrument-based payments			(35,236)					(35,236)
Other increases/(decreases) in equity		(235,690)					(36,887)	(272,577)
Balance at 30/06/08	3,127,148	40,646,242	7,090,591	(50,165)	4,730,267	(2,126,105)	2,334,657	55,752,635
(*) Presented for comparison purposes only.
The accompanying Notes 1 to 16 are an integral part of the condensed consolidated statement of changes in total equity for the six-month period ended 30 June 2009.

6

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with IFRSs as adopted by the European Union (see Notes 1 and 16). In the event of a discrepancy, the Spanish-language version prevails.
SANTANDER GROUP
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX-MONTH PERIODS ENDED 30 JUNE 2009 AND 2008 (NOTES 1 TO 3)
(Thousands of Euros)

	Note	30/06/09	30/06/08 (*)

A. CASH FLOWS FROM OPERATING ACTIVITIES		(4,057,808)	(14,719,283)

Consolidated profit for the period		4,731,119	4,992,112
Adjustments made to obtain the cash flows from operating activities:		8,142,376	4,231,260
Depreciation and amortisation		784,726	614,876
Other		7,357,650	3,616,384
Net increase/(decrease) in operating assets and liabilities:		(16,263,787)	(23,008,904)
Operating assets		(31,336,020)	(30,992,361)
Operating liabilities		15,072,233	7,983,457
Collections/(Payments) of income tax		(667,516)	(933,751)

B. CASH FLOWS FROM INVESTING ACTIVITIES		3,190,627	7,976,613

Payments:		(2,077,476)	(1,737,453)
Tangible assets	8	(995,628)	(1,077,961)
Intangible assets		(1,065,078)	(120,368)
Investments	7	(16,770)	(539,124)
Subsidiaries and other business units		—	—
Non-current assets held for sale and associated liabilities		—	—
Held-to-maturity investments		—	—
Other payments related to investing activities		—	—
Collections:		5,268,103	9,714,066
Tangible assets	8	489,608	553,639
Intangible assets		—	—
Investments		—	—
Subsidiaries and other business units		—	—
Non-current assets held for sale and associated liabilities	6	4,778,495	9,160,427
Held-to-maturity investments		—	—
Other collections related to investing activities		—	—

C. CASH FLOWS FROM FINANCING ACTIVITIES		(889,078)	(4,642,851)

Payments:		(10,498,805)	(9,256,119)
Dividends	3	(3,101,685)	(2,532,372)
Subordinated liabilities		(1,487,208)	(564,940)
Redemption of own equity instruments		—	—
Acquisition of own equity instruments	12	(5,615,195)	(4,444,223)
Other payments related to financing activities		(294,717)	(1,714,584)
Collections:		9,609,727	4,613,268
Subordinated liabilities		3,715,784	219,018
Issuance of own equity instruments		—	—
Disposal of own equity instruments	12	5,893,943	4,394,250
Other collections related to financing activities		—	—

D. EFFECT OF CHANGES IN EXCHANGE RATES		2,308,979	(82,841)

E. NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		552,720	(11,468,362)

F. CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		45,781,345	31,062,775

G. CASH AND CASH EQUIVALENTS AT END OF PERIOD		46,334,065	19,594,413

COMPONENTS OF CASH AND CASH EQUIVALENTS AT END OF PERIOD
Cash		4,154,605	2,588,699
Cash equivalents at central banks		42,179,460	17,005,714
Other financial assets		—	—
Less- Bank overdrafts refundable on demand		—	—

CASH AND CASH EQUIVALENTS AT END OF PERIOD		46,334,065	19,594,413

(*) Presented for comparison purposes only.
The accompanying Notes 1 to 16 are an integral part of the condensed consolidated statement of cash flows for the six-month period ended 30 June 2009.

7

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with IFRSs as adopted by the European Union (see Notes 1 and 16). In the event of a discrepancy, the Spanish-language version prevails.
Banco Santander, S.A. and Companies composing the Santander Group
Explanatory notes to the condensed consolidated half-yearly financial statements for the six-month period ended 30 June 2009
1.	Introduction, basis of presentation of the interim condensed consolidated financial statements and other information
a)	Introduction

Banco Santander, S.A. (“the Bank” or “Banco Santander”) is a private-law entity subject to the rules and regulations applicable to banks operating in Spain. The bylaws and other public information on the Bank can be consulted on the website of the Bank (www.santander.com) and at its registered office at Paseo de Pereda 9-12, Santander.

In addition to the operations carried on directly by it, the Bank is the head of a group of subsidiaries that engage in various business activities and which compose, together with it, the Santander Group (“the Group” or “the Santander Group”).

The Group’s interim condensed consolidated financial statements (“half-yearly financial statements”) for the six-month period ended 30 June 2009 were prepared and signed by the Group’s directors at the meeting held on 20 July 2009. The Group’s consolidated financial statements for 2008 were approved by the shareholders at the Bank’s annual general meeting on 19 June 2009.

b)	Basis of presentation of the half-yearly financial statements

Under Regulation (EC) no. 1606/2002 of the European Parliament and of the Council of 19 July 2002, all companies governed by the law of an EU Member State and whose securities are admitted to trading on a regulated market of any Member State must prepare their consolidated financial statements for the years beginning on or after 1 January 2005 in conformity with the International Financial Reporting Standards (IFRSs) previously adopted by the European Union.

In order to adapt the accounting system of Spanish credit institutions to the new standards, the Bank of Spain issued Circular 4/2004, of 22 December, on Public and Confidential Financial Reporting Rules and Formats.

The Group’s consolidated financial statements for 2008 were prepared by the Bank’s directors (at the Board Meeting on 23 March 2009) in accordance with International Financial Reporting Standards as adopted by the European Union and with Bank of Spain Circular 4/2004, using the basis of consolidation, accounting policies and measurement bases set forth in Note 2 to the aforesaid consolidated financial statements and, accordingly, they presented fairly the Group’s equity and financial position at 31 December 2008, and the consolidated results of its operations, the consolidated recognised income and expense and the consolidated cash flows in 2008. The aforementioned principles, policies and measurement bases were in conformity with the International Financial Reporting Standards approved by the International Accounting Standards Board (IASB).

These half-yearly financial statements were prepared and are presented in accordance with IAS 34, Interim Financial Reporting, for the preparation of interim condensed financial statements, in conformity with Article 12 of Royal Decree 1362/2007, and taking into account the requirements of Spanish National Securities Market Commission (CNMV) Circular 1/2008, of 30 January. The aforesaid half-yearly financial statements will be included in the half-yearly financial report for the first six months of 2009 to be presented by the Group in accordance with the aforementioned Circular 1/2008.

In accordance with IAS 34, the interim financial information is intended only to provide an update on the content of the latest annual consolidated financial statements authorised for issue, focusing on new activities, events and circumstances arising during the six-month period, rather than duplicating information reported in the previous consolidated financial statements authorised for issue. Consequently, these half-yearly financial statements do not include all the information required of complete consolidated financial statements prepared in accordance with International Financial Reporting Standards and, accordingly, in order to properly comprehend the information included in these half-yearly financial statements, these should be read together with the Group’s consolidated financial statements for the year ended 31 December 2008.

The accounting policies and methods used in preparing these half-yearly financial statements are the same as those applied in the consolidated financial statements for 2008, taking into account the standards and interpretations that came into force in the first half of 2009. Accordingly:

•	The following standards and interpretations came into force and were adopted by the European Union in the first half of 2009:
•
IFRS 8 Operating Segments: this standard replaces IAS 14. A management approach is adopted for reporting on the financial performance of the business segments. The information to be reported will be that used internally by management to assess the performance of the segments and to allocate resources among them.

•
Revision of IAS 23 Borrowing Costs: the option of the immediate recognition as an expense of the borrowing costs relating to assets that take a substantial period of time to get ready for use or sale is eliminated and, therefore, these borrowing costs must be capitalised.

•
Revision of IAS 1 Presentation of Financial Statements: introduces certain changes in the presentation of financial statements. The statement of changes in equity will only include changes in equity arising from transactions with owners acting in their capacity as owners. As regards “non-owner” changes (e.g. transactions with third parties or income and expenses recognised directly in equity), the revised standard provides the option of presenting income and expense items and components of other comprehensive income either in a single statement of comprehensive income with subtotals or in two separate statements. IAS 1 also introduces new reporting requirements when the entity applies a change in accounting policy retrospectively, makes a restatement or reclassifies items in previously issued financial statements.

Paragraph 10 of the revised IAS 1 provides the possibility of changing the names of the financial statements. The new terminology to be used to refer to the financial statements is as follows:
•	The balance sheet becomes the statement of financial position.

•	The income statement becomes the separate income statement.

•	The statement of recognised income and expense becomes the statement of comprehensive income.

•	The statement of changes in total equity becomes the statement of changes in equity.

•	The statement of cash flows does not undergo any terminology changes.
In preparing these half-yearly financial statements the Group has retained the names of the financial statements used in the consolidated financial statements for 2008.

•	Amendment to IFRS 2 — Share-based Payment: the objective of the amendment is basically to clarify the concepts of vesting conditions and cancellations in share-based payments.

•
Amendments to IAS 32 Financial Instruments: Presentation and IAS 1 Presentation of Financial Statements: the amendments will permit certain financial instruments, whose features include that of being redeemable, to be classified as equity, provided that they meet certain criteria including that of being the most subordinated class, and provided that they evidence a residual interest in the net assets of the entity.

•
Amendments to IFRS 1 and IAS 27, Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate: this amendment refers to separate financial statements and, therefore, is not applicable to consolidated financial statements.

•	IFRIC 13 Customer Loyalty Programmes: due to the nature of this interpretation, the application thereof will not have a material effect on the condensed consolidated half-yearly financial statements.

•
IFRS 14 IAS 19—The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction: this interpretation provides general guidance on how to ascertain the limit in IAS 19, Employee Benefits, on the amount of the surplus that can be recognised as an asset. It also explains how pension assets or liabilities can be affected when there is a statutory or contractual minimum funding requirement and establishes that the entity only needs to recognise an additional liability if it has a contractual obligation to make additional contributions to the plan and its capacity to recover them is restricted. The interpretation standardises the practice and ensures that entities recognise an asset in relation to a surplus on a consistent basis.

•	IFRIC 15 Agreements for the Construction of Real Estate: this interpretation clarifies the recognition of revenue and expenses associated with the construction of real estate.

•
IFRIC 16 Hedges of a Net Investment in a Foreign Operation: this interpretation clarifies the following matters: firstly, the exposure to foreign exchange differences between the functional currency of the foreign operation and the presentation currency of the parent cannot be designated as a hedged risk, and only the foreign currency exposure arising between the functional currency of the parent and that of its foreign operation qualifies for hedge accounting; secondly, the hedging instrument used to hedge the net investment may be held by any entity within the group, not necessarily by the parent of the foreign operation; and, lastly, it addresses how an entity should determine the amounts to be reclassified from equity to profit or loss on disposal of the foreign operation.

The application of the aforementioned accounting standards and interpretations did not have any material effects on the Group’s half-yearly financial statements.

•	Also, at the date of preparation of these half-yearly financial statements the following standards and interpretations with effective dates subsequent to 30 June 2009 were in force:
•
Revision of IFRS 3 Business Combinations and Amendment to IAS 27 Consolidated and Separate Financial Statements: introduce significant changes in several matters relating to accounting for business combinations. These changes include most notably the following: acquisition costs must be expensed, rather than recognised as an increase in the cost of the business combination; in step acquisitions the acquirer must remeasure at fair value the investment held prior to the date that control is obtained; and there is an option to measure at fair value the minority interests of the acquiree, as opposed to the single current treatment of measuring them as the proportionate share of the fair value of the net assets acquired. Since the standard will be applied prospectively, and it will become applicable on 1 January 2010, in general the directors do not expect significant modifications to arise in connection with the business combinations performed.

•
Amendment to IAS 39, Eligible Hedged Items: this amendment establishes that inflation may only be designated as a hedged item if it is a contractually specified portion of the cash flows to be hedged. Only the intrinsic value and not the time value of a purchased option may be used as a hedging instrument.

•
Amendment to IAS 39 and IFRIC 9 clarifying the treatment of embedded derivatives for companies which have made use of the Amendment to IAS 39 on reclassifications, issued by the IASB (pending adoption by the European Union). This amendment clarifies that in a reclassification of an asset in the “financial assets at fair value through profit or loss” category all the embedded derivatives must be measured and, where necessary, accounted for separately in the financial statements.

•
Amendment to IAS 17— Leases (pending adoption by the European Union): the objective of this amendment is to eliminate the specific treatment of classifying properties as leases, so that only the general rule prevails.

•
Amendment to IAS 36 — Impairment (pending adoption by the European Union): the objective of this amendment is to clarify that in assigning goodwill on a business combination the largest business unit to which it may be assigned is an operating segment as defined in IFRS 8. This change significantly affects entities which have performed annual impairment tests on an aggregate basis.

•
IFRIC 12 Service Concession Arrangements (pending adoption by the European Union): owing to the nature of this interpretation, following its adoption by the European Union its application will not affect the consolidated financial statements.

•
IFRIC 17 Distributions of Non-cash Assets to Owners (pending adoption by the European Union): this interpretation addresses the accounting treatment of the distribution of non-cash assets to owners (“dividends in kind”), although its scope does not include distributions of assets within a group or between jointly controlled entities. The interpretation requires an entity to measure the dividend payable at the fair value of the assets to be distributed and to recognise any difference with respect to the carrying amount of the asset in profit or loss.

•
IFRIC 18 Transfers of assets from customers (pending adoption by the European Union): clarifies the requirements for agreements whereby an entity receives from customers items of property, plant and equipment (or cash for the construction of such items) that must be used to connect those customers to a network (e.g. electricity, gas or water supply).

•
At the date of preparation of these half-yearly financial statements, the following standards and interpretations with effective dates prior to 30 June 2009 had not yet been adopted by the European Union:

•
Amendment to IFRS 7 Financial Instruments: the objective of this amendment is basically to increase disclosure requirements. It increases the requirements for disclosure of fair value measurement and liquidity risk. However, this amendment is applicable for full years beginning after 1 January 2009 and, therefore, its application is not mandatory for the preparation of these half-yearly financial statements.

c)	Estimates made

The consolidated results and the determination of consolidated equity are sensitive to the accounting policies, measurement bases and estimates used by the directors of the Bank in preparing the half-yearly financial statements. The main accounting policies and measurement bases are described in Note 2 to the 2008 consolidated financial statements.

In the half-yearly financial statements estimates were occasionally made by the senior executives of the Bank and of the consolidated entities in order to quantify certain of the assets, liabilities, income, expenses and commitments reported herein. These estimates, which were made on the basis of the best information available, relate basically to the following:

1.
The income tax expense, which in accordance with IAS 34 is recognised in interim periods on the basis of the best estimate of the weighted average tax rate expected by the Group for the full-year period;

2.	The impairment losses on certain assets;

3.	The assumptions used in the calculation of the post-employment benefit liabilities and commitments and other obligations;

4.	The useful life of tangible and intangible assets;

5.	The measurement of goodwill arising on consolidation; and

6.	The fair value of certain unquoted assets.
In the six-month period ended 30 June 2009 there were no significant changes in the estimates made at 2008 year-end other than those indicated in these half-yearly financial statements.
d)	Other matters
i.	Challenges of corporate resolutions

A detailed description of the objections to certain corporate resolutions adopted by the Bank’s shareholders at the general meetings on 18 January 2000, 4 March 2000, 10 March 2001, 9 February 2002, 24 June 2002, 21 June 2003, 19 June 2004 and 18 June 2005 is provided in Note 1-d. i) to the Group’s consolidated financial statements for the year ended 31 December 2008.

The only matters which underwent any changes from the date of preparation of the Group’s consolidated financial statements for 2008 and the date of preparation of these half-yearly financial statements were as follows:

• On 23 November 2007, the Santander Court of First Instance number 7 dismissed in full the claims contesting the resolutions adopted at the general meeting on 21 June 2003. The plaintiffs filed an appeal against the judgment. The Court was notified of the decease of one of the appellants and the Court considered his appeal to have been withdrawn on the grounds of his decease and the failure to appear of his heirs. The other three appeals filed were dismissed in full in a judgment handed down by the Cantabria Provincial Appellate Court on 30 June 2009. Against this judgment the appellants prepared an extraordinary appeal on the grounds of procedural infringements and a cassation appeal.

• On 13 July 2007, the Santander Court of First Instance number 10 dismissed in full the claims contesting the resolutions adopted at the general meeting on 18 June 2005. The plaintiffs filed an appeal against the judgment. In a judgment dated 14 May 2009, the Cantabria Provincial Appellate Court dismissed the appeals in full. Against this judgment the appellants prepared an extraordinary appeal on the grounds of procedural infringements and a cassation appeal.

The directors of the Bank and their legal advisers consider that the objections to the aforementioned corporate resolutions will have no effect on the Group’s half-yearly financial statements.
ii.	Credit assignment transactions

The developments since 1992 in relation to certain claims brought against the Group in connection with certain credit assignment transactions performed are described in Note 1-d. ii) to the Group’s consolidated financial statements for the year ended 31 December 2008.

There were no material changes in this connection from the date of preparation of the Group’s consolidated financial statements for 2008 to the date of preparation of these half-yearly financial statements.

e)	Contingent assets and liabilities

Note 2-o to the Group’s consolidated financial statements for the year ended 31 December 2008 includes information on the contingent assets and liabilities at that date. There were no significant changes in the Group’s contingent assets and liabilities from 31 December 2008 to the date of preparation of these half-yearly financial statements.

f)	Comparative information

The information for 2008 contained in these half-yearly financial statements is presented solely for the purposes of comparison with the information relating to the six-month period ended 30 June 2009.

As a result of the Group’s divestment of the business in Venezuela, upon the sale of Banco de Venezuela, S.A., Banco Universal (see Note 2-i), the results arising from the consolidation of this company (EUR 116 million) were reclassified in the income statement for the six-month period ended 30 June 2008, as stipulated by current accounting regulations, from each of the headings under which they were previously recorded to “Profit from Discontinued Operations”.

Additionally, for the purposes of comparison of the information, it should be noted that, as discussed in Note 3-b) to the Group’s consolidated financial statements for 2008, Banco Real has been fully consolidated in the Group’s consolidated financial statements since the fourth quarter of 2008. Until then, Banco Real had been accounted for using the equity method through the ownership interest held in RFS Holdings. Also, in the second half of 2008 the Group acquired, inter alia, Alliance & Leicester and the distribution channels and retail deposits of Bradford & Bingley (see Note 3 to the consolidated financial statements for 2008), and in the first half of 2009 it acquired several companies (see Note 2), including most notably Sovereign Bancorp, all of which were fully consolidated from the date of acquisition.

g)	Seasonality of the Group’s transactions

Given the activities in which the Group companies engage, their transactions are not cyclical or seasonal in nature. Accordingly, no specific disclosures are provided in these explanatory notes to the condensed consolidated financial statements for the six-month period ended 30 June 2009.

h)	Materiality

In determining the disclosures to be made in relation to the various items in the financial statements or other matters, the Group, in accordance with IAS 34, took into account their materiality with respect to the half-yearly financial statements.

i)	Events after the reporting period

From 1 July 2009 to the date of preparation of the financial statements for the first half of 2009, the following significant events took place at the Santander Group:

Banco de Venezuela

In May 2009 Banco Santander S.A. reached an agreement to sell its ownership interest in Banco de Venezuela. In July it was sold to Banco de Desarrollo Económico y Social (a public institution of Venezuela) for USD 1,050 million, of which USD 630 million were received in cash and the remainder was deferred until October and December 2009.

Offers to exchange perpetual issues for other financial instruments

On 9 July 2009, it was announced that Banco Santander S.A. and its subsidiary Santander Financial Exchanges Limited had launched exchange offers on the international markets relating to 30 capital securities issued by Santander and its subsidiaries, with a total principal amount of approximately EUR 9,100 million. The exchange comprises the delivery of new securities that meet the current market standards and regulatory requirements for them to be eligible as capital at consolidated level.

The purpose of the exchange offers is to improve the capital structure and strengthen the balance sheet of the Santander Group. The gains on the transaction, which the Group plans to allocate in full to provisions, will depend on the ultimate degree of acceptance of each individual offer. The Group’s annual borrowing costs will not increase as a result of the exchange offers.

j)	Condensed consolidated statements of cash flows

The following terms are used in the condensed consolidated statements of cash flows with the meanings specified:
1.	Cash flows: inflows and outflows of cash and cash equivalents, which are short-term, highly liquid investments that are subject to an insignificant risk of changes in value.

2.	Operating activities: the principal revenue-producing activities of credit institutions and other activities that are not investing or financing activities.

3.	Investing activities: the acquisition and disposal of long-term assets and other investments not included in cash and cash equivalents.

4.	Financing activities: activities that result in changes in the size and composition of the equity and liabilities that are not operating activities.

In preparing the condensed consolidated statements of cash flows, short-term highly liquid investments that are subject to an insignificant risk of changes in value were classified as “cash and cash equivalents”. Accordingly, the Group classifies as cash and cash equivalents the balances recognised under “Cash and Balances with Central Banks” in the condensed consolidated balance sheet.

k)	Individual disclosures relating to Banco Santander, S.A.

The individual disclosures relating to Banco Santander, S.A. which were considered relevant for the proper comprehension of the half-yearly financial report were included in the appropriate sections and notes of these half-yearly financial statements.

2.	Santander Group

Appendixes I, II and III to the consolidated financial statements for the year ended 31 December 2008 include relevant information on the Group companies that were consolidated at that date and on the equity-accounted Group companies.

Also, Note 3 to the aforementioned financial statements includes a description of the most significant acquisitions and disposals of companies performed by the Group in 2008, 2007 and 2006.

The significant acquisitions and disposals made by the Group in the first six months of 2009 are detailed below:
Acquisition of 75.65% of Sovereign Bancorp

On 13 October 2008, Banco Santander, S.A. (Santander) and Sovereign Bancorp Inc., the parent of Sovereign Bank, announced that Santander would acquire Sovereign through a share exchange. At the date of the announcement Santander held 24.35% of the outstanding ordinary shares of Sovereign, classified in the 2008 balance sheet as “Investments” (see Note 7). The Capital and Finance Committee of Sovereign, composed of independent directors, requested that Santander consider acquiring the 75.65% of the company that it did not own. The Committee assessed the transaction and recommended it to the company’s Board of Directors.

Under the terms of the definitive transaction agreement, which was unanimously approved by the non-Santander directors of Sovereign and by the Executive Committee of Santander, Sovereign shareholders will receive 0.2924 Banco Santander American Depository Shares (ADSs) for each ordinary Sovereign share they own (or 1 Banco Santander ADS for every 3.42 Sovereign shares). Based on the closing price of Santander ADSs on Friday, 10 October 2008, the transaction had an aggregate value of approximately USD 1,900 million (EUR 1,400 million), or USD 3.81 per share, and met Santander’s criteria for acquisitions, both strategically, by significantly enhancing the geographical diversification of the Group, and financially, with a projected net profit for Sovereign of USD 750 million in 2011.

On 26 January 2009, Banco Santander held an extraordinary general meeting at which the shareholders approved the capital increase to cater for the acquisition of 75.65% of the US entity Sovereign Bancorp Inc., which was agreed upon in October 2008. 96.9% of the share capital was present or represented at the meeting.

On 28 January 2009, the shareholders at the general meeting of Sovereign approved the acquisition.

On 30 January 2009, the acquisition of Sovereign was completed and Sovereign became a wholly-owned subsidiary of the Santander Group. The transaction involved the issue of 0.3206 ordinary shares of Banco Santander for each ordinary share of Sovereign (equivalent to the approved exchange of 0.2924 ADSs adjusted for the dilution arising from the capital increase carried out in December 2008). To this end, 161,546,320 ordinary shares were issued for a cash amount (par value plus share premium) of EUR 1,302,063,339.20.

The volume of assets contributed by Sovereign to the Group amounts to approximately EUR 51,756 million at the closing exchange rate for June 2009, of which approximately EUR 7,609 million relate to available-for-sale financial assets and EUR 37,564 million to loans and receivables. At 30 June 2009, Sovereign also contributed to the Group financial liabilities amounting to approximately EUR 49,145 million and provisions amounting to EUR 427 million. At 30 June 2009, the Group was working on the allocation of the purchase price to assets and had initially determined goodwill at EUR 1,328 million at the closing exchange rate for June 2009.

Acquisition of Real Tokio Marine Vida e Previdencia

In March 2009 the Santander Brazil Group acquired the 50% of the insurance company Real Tokio Marine Vida e Previdencia that it did not already own from Tokio Marine for BRL 678 million (EUR 225 million).

General Electric Money and Interbanca

The first quarter of 2009 saw the completion of the agreement reached by Banco Santander and GE in March 2008 whereby Banco Santander would acquire the units of GE Money in Germany (already acquired in the fourth quarter of 2008), Finland and Austria and its card and vehicle financing units in the UK, and GE Commercial Finance would acquire Interbanca, an entity specialising in wholesale banking which is to be assigned to Banco Santander in the distribution of ABN AMRO’s assets. The costs associated with these acquisitions are shown in the table below. The initial goodwill arising from the acquisition of the GE business amounted to EUR 394 million at June 2009.

The table below also provides detailed information on the most representative acquisitions and disposals of ownership interests in the aforementioned and other entities, as well as other significant corporate transactions, that took place in the first half of 2009:

BUSINESS COMBINATIONS OR OTHER ACQUISITIONS OR INCREASES IN OWNERSHIP INTERESTS IN SUBSIDIARIES, JOINT VENTURES AND/OR INVESTMENTS IN ASSOCIATES (CURRENT PERIOD)

			Cost (net) of the combination (a) + (b)
			(thousands of euros)
			Amount (net) paid in
			the acquisition + other	Fair value of the equity		% of total voting
		Effective date	costs directly	instruments issued for		rights in the
		of transaction	attributable to the	the acquisition of the	% of voting	entity following
Name of the entity (or line of business) acquired or merged	Category	(d/m/y)	combination (a)	entity (b)	rights acquired	the acquisition
2 & 3 Triton Limited	Acquisition	30/03/2009	12,015	—	100.00%	100.00%
Companhia Brasileira de Soluções e Serviços	Acquisition	30/06/2009	4,648	—	15.32%	15.32%
First National Tricity Finance Limited	Acquisition	08/01/2009	119,918	—	100.00%	100.00%
GE Money Bank GmbH	Acquisition	07/01/2009	834,397	—	100.00%	100.00%
GE Money Oy	Acquisition	07/01/2009	81,822	—	100.00%	100.00%
Partang, SGPS, S.A.	Incorporation	04/06/2009	51,402	—	50.00%	50.00%
Santander Cards UK Limited	Acquisition	08/01/2009	1,139,598	—	100.00%	100.00%
Santander Global Consumer Finance Limited	Acquisition	08/01/2009	92,714	—	100.00%	100.00%
Santander UK Loans Limited	Acquisition	08/01/2009	157,743	—	100.00%	100.00%
Sovereign Bancorp, Inc. (Consolidated)	Increase in ownership interest	31/01/2009	—	1,302,063	75.65%	100.00%
Tecnologia Bancária S.A.	Acquisition	30/06/2009	3,717	—	20.69%	20.69%
Time Retail Finance Limited	Acquisition	08/01/2009	19,541	—	100.00%	100.00%
DECREASE IN OWNERSHIP INTERESTS IN SUBSIDIARIES, JOINT VENTURES AND/OR INVESTMENTS IN ASSOCIATES OR OTHER SIMILAR TRANSACTIONS (CURRENT PERIOD)

		Effective date	% of voting rights	% of total voting rights
		of transaction	disposed of or	of the entity following	Gain/(loss) generated
Name of the entity (or line of business) disposed of, spun off or derecognised	Category	(d/m/y))	derecognised	the disposal	(thousands of euros)
Santander Consumer Finance B.V.	Merger	03/06/2009	100.00%	0.00%	—

3.	Dividends paid by the Bank and earnings per share
a)	Dividends paid by the Bank

The dividends paid by the Bank during the first six months of 2009 and 2008 were as follows:

	First Half of 2009			First Half of 2008
			Amount			Amount
	% of Par	Euros per	(Thousands	% of Par	Euros per	(Thousands
	Value	Share	of Euros)	Value (*)	Share (*)	of Euros)

Ordinary shares	76.1%	0.38031	3,101,684	75.5%	0.37751	2,532,3
Other shares (without voting rights, redeemable, etc.)	—	—	—	—	—	—

Total dividends paid	76.1%	0.38031	3,101,684	75.5%	0.37751	2,532,37

Dividends paid out of profit	76.1%	0.38031	3,101,684	75.5%	0.37751	2,532,3
Dividends paid with a charge to reserves or share premium	—	—	—	—	—	—
Dividends paid in kind	—	—	—	—	—	—

(*)	The adjustment arising from the capital increase with pre-emptive subscription rights carried out in December 2008 is included pursuant to IAS 33.
•	On 1 February and 1 May 2009, dividends amounting to EUR 1,002,650 thousand and EUR 2,099,035 thousand, respectively, were paid out of 2008 profit.

•
In addition to the dividends paid out of profit shown in the table above, during the first half of 2009 EUR 240 million (first half of 2008: EUR 255 million) were paid, with a charge to reserves, corresponding to the interest on the securities necessarily convertible into new ordinary shares of the Bank (“Valores Santander”) (see Note 12). Such interest is disclosed in the statement of changes in total equity under “Other Increases/(Decreases) in Equity”.

•
From 1 August onwards, the first interim dividend will be paid out of 2009 profit, totalling EUR 0.135234 per share, the same amount that was paid in August 2008. Since this dividend had already been agreed upon at 30 June 2009, it is presented as a decrease in Group equity under “Shareholders’ Equity — Dividends and Remuneration”.

•
The annual general meeting held on 19 June 2009 approved a new shareholder remuneration scheme whereby the Bank gives shareholders the option of receiving a sum equal to the second interim dividend for 2009 either in cash or in new shares. The three other dividends will continue to be paid in cash.

b)	Earnings per share in ordinary activities and discontinued operations
i.	Basic earnings per share

Basic earnings per share are calculated by dividing the net profit attributable to the Group in a period by the weighted average number of ordinary shares outstanding during that period, excluding the average number of treasury shares held in the period.

Accordingly:

	30/06/09	30/06/08

Net profit attributable to the Parent (thousands of euros)	4,519,003	4,730,267
Of which:
Profit from discontinued operations (thousands of euros)	56,898	115,276
Profit from ordinary activities (thousands of euros)	4,462,105	4,614,991

Weighted average number of shares outstanding	8,018,375,381	6,677,566,505
Assumed conversion of convertible debt	478,468,900	468,128,452

Adjusted number of shares	8,496,844,281	7,145,694,957

Basic earnings per share (euros)	0.5318	0.6620
Of which: from discontinued operations (euros)	0.0067	0.0161
from ordinary activities (euros)	0.5251	0.6458
ii.	Diluted earnings per share

In calculating diluted earnings per share, the amount of profit attributable to ordinary shareholders and the weighted average number of shares outstanding, net of treasury shares, are adjusted to take into account all the dilutive effects inherent to potential ordinary shares (share options, warrants and convertible debt instruments).

Accordingly, diluted earnings per share were determined as follows:

	30-06-09	30-06-08
Net profit attributable to the Parent (thousands of euros)	4,519,003	4,730,267
Dilutive effect of changes in profit for the half year arising from potential conversion of ordinary shares

Profit attributable to the Parent (thousands of euros)	4,519,003	4,730,267

Of which:
Profit from discontinued operations (thousands of euros)	56,898	115,276

Profit from ordinary activities (thousands of euros)	4,462,105	4,614,991

Weighted average number of shares outstanding	8,018,375,381	6,677,566,505
Dilutive effect of:
Assumed conversion of convertible debt	478,468,900	468,128,452
Options/receipt of shares	44,433,896	33,906,865

Adjusted number of shares	8,541,278,177	7,179,601,822

Diluted earnings per share (euros)	0.5291	0.6588
Of which: from discontinued operations (euros)	0.0067	0.0161
from ordinary activities (euros)	0.5224	0.6428

The calculation of the weighted average number of shares outstanding, for the periods presented, included the adjustment arising from the capital increase with pre-emptive subscription rights carried out in December 2008 (see Note 31 to the consolidated financial statements for 2008).

4.	Remuneration and other benefits paid to the Bank’s directors and senior managers

Note 5 to the Group’s consolidated financial statements for the year ended 31 December 2008 includes the detail of the remuneration and other benefits paid to the Bank’s directors and senior managers in 2008, 2007 and 2006.

The summary of the most significant disclosures on the aforementioned remuneration and benefits for the six-month periods ended 30 June 2009 and 2008 is as follows:

Remuneration of directors (1)

	Thousands of Euros
	30/06/09	30/06/08

Members of the Board of Directors:
Type of remuneration-
Fixed remuneration	5,180	5,034
Variable remuneration	—	—
Attendance fees	686	661
Bylaw-stipulated emoluments	—	—
Transactions with shares and/or other financial instruments	—	6,612
Other	750	744

	6,616	13,051

(1)	The notes to the consolidated financial statements for 2009 will contain detailed and complete information on the remuneration paid to all the directors, including executive directors.
Other benefits of the directors

	Thousands of Euros
	30/06/09	30/06/08

Members of the Board of Directors:
Other benefits-
Advances	—	—
Loans granted	1,112	2,087
Contributions to pension funds and plans	734	699
Pension funds and plans: obligations assumed	284,529	251,364
Life insurance premiums	944	912
Guarantees provided for directors	11	—

Also, Lord Burns received from Abbey EUR 291 thousand in the first half of 2009 (EUR 651 thousand in 2008), Rodrigo Echenique received EUR 18 thousand from Banco Banif, S.A. (EUR 36 thousand in 2008) and Matías Rodríguez Inciarte received EUR 28 thousand from U.C.I., S.A. (EUR 42 thousand in 2008) in connection with their positions as members of the Boards of Directors of Group companies.

Remuneration of senior managers (1)

	Thousands of Euros
	30/06/09	30/06/08

Senior management:
Total remuneration of senior management	15,378	35,042

(1)
The above amounts reflect the remuneration for the six-month period irrespective of the months in which the senior managers have held positions as members of the Bank’s general management, and they exclude the remuneration of executive directors.

The amounts disclosed in the tables in this note referring to the first half of 2008 include, under “Transactions with Shares and/or Other Financial Instruments” for the executive directors, and under “Total Remuneration of Senior Management” for the senior managers, the remuneration in kind relating to the exercise of options on shares of Banco Santander, S.A. and the delivery of shares of Banco Español de Crédito, S.A., as the case may be, arising from the exercise in the first half of 2008 of a portion of the options granted in the three-year incentive plans approved by the annual general meetings of Banco Santander, S.A. on 18 June 2005 and of Banco Español de Crédito, S.A. on 28 February 2006. The aforementioned incentive plans are detailed in Note 47 to the Group’s consolidated financial statements for the year ended 31 December 2008, and details of the rights granted are set out in Note 5 thereto.

Also, it should be mentioned that the annual variable remuneration (or bonus) for 2008 paid to the directors and the other members of senior management was disclosed in the information on remuneration set forth in the notes to the financial statements for that year. Similarly, the variable remuneration allocable to 2009 profit or loss, the approval of which will be adopted by the Board of Directors at year-end, will be set forth in the notes to the financial statements for 2009.

5.	Financial assets
a)	Breakdown and detail

The breakdown, by nature and category for measurement purposes, of the Group’s financial assets, other than the balances relating to “Cash and Balances with Central Banks” and “Hedging Derivatives”, at 30 June 2009 and 31 December 2008 is as follows:

	Thousands of Euros
	30/06/09
		Other Financial
	Financial	Assets at Fair	Available-for-		Held-to-
	Assets Held	Value through	Sale Financial	Loans and	Maturity
	for Trading	Profit or Loss	Assets	Receivables	Investments

Loans and advances to credit institutions	4,497,	13,194	—	64,429,029	—
Loans and advances to customers	3,204,	9,18	—	681,677,061	—
Debt instruments	47,737,7	7,36	64,383,0	17,522,031	—
Equity instruments	6,940,	4,43	7,620,	—	—
Trading derivatives	77,767,2	—	—	—	—

	140,148,04	34,179	72,004,0	763,628,121	—

	Thousands of Euros
	31/12/08
		Other
		Financial
	Financial	Assets at Fair	Available-for-		Held-to-
	Assets Held	Value through	Sale Financial	Loans and	Maturity
	for Trading	Profit or Loss	Assets	Receivables	Investments

Loans and advances to credit institutions	5,149,58	8,911,90	—	64,730,787	—
Loans and advances to customers	684,348	8,972,70	—	617,231,380	—
Debt instruments	43,895,54	5,154,73	42,547,67	17,652,560	—
Equity instruments	6,272,40	2,777,79	6,372,62	—	—
Trading derivatives	95,815,30	—	—	—	—

	151,817,192	25,817,13	48,920,30	699,614,727	—

Following is a description of the most significant transactions carried out in the first half of 2009 in relation to the available-for-sale financial assets:

Metrovacesa, S.A. (Metrovacesa)

On 20 February 2009, certain credit institutions, including Banco Santander, S.A. and Banco Español de Crédito, S.A., reached an agreement to restructure the debt of the Sanahuja Group. As a result, they received, in payment of this group’s debt, shares representing 54.75% of Metrovacesa’s share capital.

The aforementioned agreement also stipulated the acquisition by the creditor entities of an additional 10.77% stake in Metrovacesa, which entailed an additional outlay of EUR 214 million for the Group (the Sanahuja family was granted a call option on these shares that may be exercised within four years), and other conditions relating to the administration of Metrovacesa.

Following the execution of the agreement, the Santander Group had a 23.63% ownership interest in Metrovacesa, S.A., of which 5.38% was subject to the aforementioned call option.

At the June 2009 close, the Group’s investment in Metrovacesa totalled EUR 744 million, net of the impairment recognised under “Impairment Losses on Financial Assets”, amounting to EUR 195 million, as a result of the measurement of the investment in Metrovacesa at net asset value (NAV).

France Telecom España, S.A. (“France Telecom”)

On 29 April 2009, the Group announced it had entered into an agreement with Atlas Services Nederland BV (a wholly-owned subsidiary of France Telecom) to sell the Group’s 5.01% ownership interest in France Telecom España, S.A. for EUR 377.6 million.

b)	Valuation adjustments for impairment of financial assets
b.1)	Available-for-sale financial assets

As indicated in Note 2 to the consolidated financial statements for the year ended 31 December 2008, as a general rule, changes in the carrying amounts of financial assets and liabilities are recognised with a charge or credit to the consolidated income statement. However, in the case of available-for-sale financial assets the changes in value are recognised temporarily in consolidated equity under “Valuation Adjustments — Available- for-Sale Financial Assets”, unless they relate to exchange differences, in which case they are recognised in “Valuation Adjustments — Exchange Differences” (exchange differences arising on monetary financial assets are recognised in “Exchange Differences” in the consolidated income statement).

Items charged or credited to “Valuation Adjustments — Available-for-Sale Financial Assets” and “Valuation Adjustments — Exchange Differences” remain in the Group’s consolidated equity until the related assets are derecognised, whereupon they are taken to the consolidated income statement. When there is objective evidence at the date of measurement of these instruments that the aforementioned differences are due to permanent impairment, they are no longer recognised in equity under “Valuation Adjustments — Available-for-Sale Financial Assets” and are reclassified, for the cumulative amount at that date, to the consolidated income statement.

At 30 June 2009, the Group had analysed the changes in fair value of the various assets composing this portfolio and charged net impairment losses of EUR 183,439 thousand to income (30 June 2008: reversal of EUR 11,118 thousand). Accordingly, except for the aforementioned impairment of the investment in Metrovacesa amounting to EUR 195 million, there were no significant differences at that date that could be considered to be due to permanent impairment. Hence, the impairment allowances amounted to only EUR 203 million at 30 June 2009 (31 December 2008: EUR 190 million). Accordingly, most of the changes in value of these assets are presented in equity under “Valuation Adjustments — Available-for-Sale Financial Assets” and “Valuation Adjustments — Exchange Differences”. The changes in the balance of these valuation adjustments in the half-year period are recognised in the consolidated statement of recognised income and expense.

b.2)	Loans and receivables
The changes in the balance of the allowances for impairment losses on the assets included under “Loans and Receivables” in the first half of 2009 and 2008 were as follows:

	Thousands of Euros
	30/06/09	30/06/08

Balance at beginning of the period	12,719,624	8,796,371
Impairment losses charged to income	5,120,914	2,791,715
Of which:
Individually assessed	6,512,212	2,818,607
Collectively assessed	762,758	440,760
Impairment losses reversed with a credit to income	(2,154,056)	(467,652)

Inclusion of entities in the Group in the period (Note 2)	1,335,409	275
Write-off of impaired balances against recorded impairment allowance	(4,220,957)	(1,880,158)
Exchange differences and other changes	463,152	(155,546)
Transfers between allowances	(28,142)	(22,146)

Balance at end of the period	15,390,000	9,530,511

The written-off assets recovered in the first six months of 2009 and 2008 amounted to EUR 443,680 thousand and EUR 315,170 thousand, respectively. Considering these amounts and those recognised under “Impairment Losses Charged to Income” in the table above, the impairment losses on “Loans and Receivables” amounted to EUR 4,677,234 thousand and EUR 2,476,545 thousand in the first half of 2009 and 2008, respectively. If the impairment losses on available-for-sale financial assets (see Note 5-b.1) are added to these amounts, the impairment losses on financial assets total EUR 4,860,673 thousand and EUR 2,465,427 thousand for the periods ended 30 June 2009 and 2008, respectively.

c)	Impaired assets

The detail of the changes in the first six months of 2009 and 2008 in the balance of the financial assets classified as loans and receivables and considered to be impaired due to credit risk is as follows:

	Millions of Euros
	30/06/09	30/06/08

Balance at beginning of the period	14,121	6,072
Net additions	10,262	4,372
Changes in the scope of consolidation (Note 2)	1,106	—
Written-off assets	(4,221)	(1,880)
Exchange differences and other	382	(107)

Balance at end of the period	21,650	8,457

This amount, after deducting the related allowances, represents the Group’s best estimate of the fair value of the impaired assets.

6.	Non-current assets held for sale and Associated liabilities

The breakdown, by nature, of the Group’s non-current assets held for sale at 30 June 2009 and 31 December 2008 is as follows:

	Thousands of Euros
	30/06/09	31/12/08

Santander Group in Venezuela	8,839,275
Cash and balances with central banks	2,832,517
Loans and advances to customers	4,703,169
Debt instruments	522,046
Other assets	781,543

Other
Equity instruments	1,332	3,890,215
Of which:
Cepsa	—	2,846,300
Interbanca (Note 2)	—	1,000,000
Tangible assets	6,836,335	5,265,868
Of which:
Foreclosed assets	1,920,526	1,113,006
Other tangible assets held for sale (*)	4,915,809	4,152,862
Other assets	796,387	111,403

	16,473,329	9,267,486

(*)
Includes land and buildings acquired from borrowers in payment of their debts in 2009 and 2008 amounting to EUR 4,174 million and EUR 3,768 million, respectively, net of impairment losses and costs to sell.

The breakdown, by nature, of the liabilities associated with the Group’s non-current assets held for sale at 30 June 2009 and 31 December 2008 is as follows:

	Thousands of Euros
	30/06/09	31/12/08

Santander Group in Venezuela	8,089,108	—
Customer deposits	7,453,638	—
Other liabilities	635,470	—

Other
Deposits from credit institutions	154,025	—
Other	185,278	49,688

	8,428,411	49,688

Cepsa

On 31 March 2009, the Group announced the agreement with The International Petroleum Investment Company of the Emirate of Abu Dhabi for the sale of the 32.5% ownership interest held by the Group in CEPSA for EUR 33 per share, which would be reduced by the amount of the dividends collected prior to completion of the transaction out of 2009 profit. This transaction did not have an impact on the Group’s profit for the first half of 2009.

Venezuela

In May 2009 Banco Santander S.A. reached an agreement for the sale of its ownership interest in Banco de Venezuela. At 30 June 2009, the Bank’s directors classified the assets and liabilities relating to this investment as non-current assets held for sale and associated liabilities since they intend to recover its value through sale in the short term. Also, the results arising from the consolidation of the aforementioned company were reclassified in both half years (2009 and 2008), in accordance with current accounting regulations, from each of the headings under which they were previously included to “Profit from Discontinued Operations”.

In July the investment was sold to Banco de Desarrollo Económico y Social (a public institution of Venezuela) for USD 1,050 million, of which EUR 630 million were received in cash and payment of the remainder was deferred until October and December 2009.

7.	Investments
a)	Breakdown

The breakdown, by company, of the balance of “Investments” is as follows:

	Thousands of Euros
	30/06/09	31/12/08

Sovereign (Note 2)	—	1,103,623
Other companies	196,137	219,830

	196,137	1,323,453

b)	Changes

The changes in the balance of this item during the first half of 2009 were as follows:

Thousands
of Euros

Balance at 31 December 2008	1,323,453

Purchases and capital increases	5,880
Change of consolidation method	(1,305,578)
Of which Sovereign (Note 2)	(1,346,461)

Transfers	(66,758)
Effect of equity accounting	(2,932)
Dividends paid	(4,914)
Exchange differences and other changes	246,986

Balance at 30 June 2009	196,137

c)	Impairment losses
There was no evidence of any impairment of the investments in associates in the first half of 2009 and 2008.
8.	Tangible assets
a)	Changes in the period

In the first six months of 2009 and 2008 tangible asset items were acquired for EUR 995,628 thousand and EUR 1,077,961 thousand, respectively. Also, in the first six months of 2009 and 2008 tangible asset items were disposed of with carrying amounts of EUR 489,608 thousand and EUR 495,200 thousand, respectively, giving rise to net losses of EUR 11,088 thousand in the first half of 2009 (net gains of EUR 58,439 thousand in the same period in 2008).

b)	Impairment losses

There were no significant impairment losses on tangible assets in the first six months of 2009 and 2008.

c)	Property, plant and equipment purchase commitments

At 30 June 2009 and 2008, the Group did not have any significant commitments to purchase property, plant and equipment items.

9.	Intangible assets
a)	Goodwill

The breakdown, by company, of the balance of “Goodwill” is as follows:

	Thousands of Euros
	30/06/09	31/12/08

Santander Brasil (*)	8,265,545	6,850,128
Abbey Group (United Kingdom)	7,496,401	6,456,594
Totta Group (Portugal)	1,640,746	1,640,746
Sovereign Bancorp	1,327,853	—
Santander Consumer Bank AG (formerly CC Holding) (Germany)	824,483	824,483
Banco Santander Chile	666,323	562,827
Alliance & Leicester	567,646	464,555
Drive Group	476,574	484,005
Grupo Financiero Santander Serfin (Mexico)	431,506	416,261
Banesto	369,155	369,155
GE Capital Bank Limited	283,024	—
Interbanco, S.A.	122,295	122,295
Santander Consumer Bank AS (Norway)	120,132	112,131
Finconsumo (Italy)	105,921	105,921
Other companies	494,531	427,098

	23,192,135	18,836,199

(*)	Including Banco Real.

The changes in goodwill from 31 December 2008 to 30 June 2009 relate mainly to the goodwill arising on the acquisition of Sovereign (see Note 2) and exchange differences which, pursuant to current regulations, were recognised with a credit to “Valuation Adjustments – Exchange Differences” in equity. The change in the balance of this heading is disclosed in the consolidated statement of recognised income and expense.

At least once per year (or whenever there is any indication of impairment), the Group reviews goodwill for impairment (i.e. a potential reduction in its recoverable value to below its carrying amount). For this purpose, it analyses the following: (i) certain macroeconomic variables that might affect its investments (population data, political situation, economic situation -including bankarisation-, among others); (ii) various microeconomic variables comparing the investments of the Group with the financial services industry of the country in which the Group carries on most of its business activities (balance sheet composition, total funds under management, results, efficiency ratio, capital ratio, return on equity, among others); and (iii) the price earnings (P/E) ratio of the investments as compared with the P/E ratio of the stock market in the country in which the investments are located and that of comparable local financial institutions.

In accordance with the foregoing, and based on the estimates, projections and valuations available to the Bank’s directors, in the first six months of 2009 there were no significant impairment losses which required recognition.

b)	Other intangible assets

In the first half of 2009 there were no significant impairment losses with respect to items classified as “Other Intangible Assets”.
10.	Financial liabilities
a)	Breakdown and detail

The breakdown, by nature and category for measurement purposes, of the Group’s financial liabilities, other than “Hedging Derivatives”, at 30 June 2009 and 31 December 2008 is as follows:

	Thousands of Euros
	30/06/09			31/12/08
		Other			Other
		Financial			Financial
	Financial	Liabilities at	Financial	Financial	Liabilities at	Financial
	Liabilities	Fair Value	Liabilities at	Liabilities	Fair Value	Liabilities at
	Held for	through Profit	Amortised	Held for	through Profit	Amortised
	Trading	or Loss	Cost	Trading	or Loss	Cost

Deposits from central banks	17,711,771	8,114,350	20,179,226	9,109,857	4,396,901	9,211,957
Deposits from credit institutions	33,858,692	15,606,128	66,744,291	26,841,854	9,733,268	70,583,533
Customer deposits	5,741,848	8,771,089	469,261,087	4,896,065	9,318,117	406,015,268
Marketable debt securities	2,712,777	2,908,716	215,833,000	3,569,795	5,191,073	227,642,422
Trading derivatives	77,696,835	—	—	89,167,433	—	—
Subordinated liabilities	—	—	41,687,312	—	—	38,873,250
Short positions	5,325,906	—	—	3,035,231	—	—
Other financial liabilities	19,146	—	18,215,767	—	—	17,681,169

	143,066,975	35,400,283	831,920,683	136,620,235	28,639,359	770,007,599

These amounts include the financial instruments issued by the consolidated companies which, although equity for legal purposes, do not meet the requirements for classification as equity. These shares do not carry voting rights and are not cumulative. They were subscribed to by non-Group third parties and, except for the shares of Abbey amounting to GBP 200 million, are redeemable at the discretion of the issuer, based on the terms and conditions of each issue.

b)	Information on issues, repurchases or redemptions of debt instruments

Following is a detail, at 30 June 2009 and 2008, of the outstanding balance of the debt instruments which at these dates had been issued by the Bank or any other Group entity. Also included is the detail of the changes in this balance during the first six months of 2009 and 2008:

	Thousands of Euros
	30/06/09
	Outstanding
	Balance at			Exchange	Outstanding
	Beginning of		Repurchases	Rate and	Balance at
	Period		or	Other	End of Period
	01/01/09	Issues	Redemptions	Adjustments	30/06/09

Debt instruments issued in an EU member state, which required the registration of a prospectus	217,611,836	58,902,349	(69,141,758)	(1,261,552)	206,110,875
Debt instruments issued in an EU member state, which did not require the registration of a prospectus	2,202,753	96,391	(1,477,884)	152,742	974,002
Other debt instruments issued outside of EU member states	55,461,951	41,750,241	(55,235,573)	14,080,309	56,056,928

	275,276,540	100,748,981	(125,855,215)	12,971,499	263,141,805

	Thousands of Euros
	30/06/08
	Outstanding
	Balance at			Exchange	Outstanding
	Beginning of		Repurchases	Rate and	Balance at
	Period		or	Other	End of Period
	01/01/08	Issues	Redemptions	Adjustments	30/06/08

Debt instruments issued in an EU member state, which required the registration of a prospectus	219,179,105	56,548,996	(37,503,828)	(5,634,384)	232,589,889
Debt instruments issued in an EU member state, which did not require the registration of a prospectus	393,889	549,895	(45,860)	51,776	949,700
Other debt instruments issued outside of EU member states	49,906,432	7,859,891	(15,464,994)	(2,145,119)	40,156,210

	269,479,426	64,958,782	(53,014,682)	(7,727,727)	273,695,799

At 30 June 2009 no issues were convertible into Bank shares, nor had any privileges or rights been granted that may, in certain circumstances, make them convertible into shares, except the “Valores Santander” discussed in Note 12-b.

c)	Other issues guaranteed by the Group

At 30 June 2009 and 2008, there were no debt instruments issued by associates or non-Group third parties that had been guaranteed by the Bank or any other Group entity.

d)	Case-by-case information on certain issues, repurchases or redemptions of debt instruments

The main characteristics of the most significant issues, repurchases or redemptions made by the Group in the first six months of 2009, or guaranteed by the Bank or Group entities, were as follows:

The most significant issues and repayments in the first six months of 2009 were as follows:

Issuer Data			Data on the Transactions Performed in the First Half of 2009
							Amount
							of the Issue,	Balance
							Repurchase or	Outstanding at				Risks Additional
		Issuer or					Redemption	30/06/09				to the Guarantee
	Relatedness	Issue Credit			Type of	Date of the	(Millions of	(Millions of		Market where	Type of	that the Group
Name	to the Bank	Rating	Transaction	ISIN Code	Security	Transaction	Euros)	Euros) (a)	Interest Rate	Traded	Guarantee Given	would Assume
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	AA	Issue	XS0434592449	Senior debt	18/06/09	704	704	5.50%	London	—	N/A
SANTANDER INTERNATIONAL PREFERRED S.A.U.	Subsidiary	A+/ A+/ Aa3	Issue	XS0418031778	Preference Shares	18/03/09	756	756	2.00%	London	Banco Santander, S.A. guarantee	N/A
SANTANDER FINANCE CAPITAL S.A.U.	Subsidiary	A+/ A+/ Aa3	Issue	XS0418134663	Preference shares	18/03/09	314	314	2.00% 5.75%-4.75%	London	Banco Santander, S.A. guarantee	N/A
SANTANDER FINANCE CAPITAL S.A.U.	Subsidiary	A-/ A+/ Aa3	Issue	ES0175179078	Preference shares	30/06/09	1,966	1,966	3-M EUR+2.20%	Spain	Banco Santander, S.A. guarantee	N/A
BANESTO FINANCIAL PRODUCTS PLC	Subsidiary	AA/ Aa2	Issue	XS0426539184	Senior debt	08/05/09	1,000	1,000	4.00% 6%-5%	Ireland	—	N/A
BANESTO FINANCIAL PRODUCTS PLC	Subsidiary	AA/ Aa2	Issue	ES0113440004	Preference shares	29/06/09	497	497	3-M EUR+2.30%	Ireland	—	N/A
BANCO SANTANDER, S.A.	Parent	AAA/ Aaa	Issue	ES0413900186	Mortgage bond	27/05/09	1,500	1,500	3.88%	Spain	—	N/A
BANCO SANTANDER TOTTA, S.A.	Subsidiary	AA-/ AA/ Aa3	Issue	PTCPP4OM0023	Senior debt	12/06/09	1,000	1,000	3.75%	Luxembourg	—	N/A
SANTANDER INTERNATIONAL DEBT, S.A.	Subsidiary	AA/ AA/ Aa1	Issue	XS0423949394	Senior debt	21/04/09	1,250	1,250	3.38%	Luxembourg	Banco Santander, S.A. guarantee	N/A
SANTANDER INTERNATIONAL DEBT, S.A.	Subsidiary	AA/ AA/ Aa1	Issue	XS0432637493	Senior debt	17/06/09	500	500	2.10%	Luxembourg	Banco Santander, S.A. guarantee	N/A
BANCO ESPAÑOL DE CREDITO, S.A.	Subsidiary	AAA/ Aaa	Issue	ES0413440159	Mortgage bond	04/06/09	1,000	1,000	3.63%	Spain	—	N/A
BANCO ESPAÑOL DE CREDITO, S.A.	Subsidiary	AAA/ Aaa	Issue	ES0413440142	Mortgage bond	17/02/09	557	557	3.50%	Spain	State guarantee end of December 2008	N/A
ALLIANCE & LEICESTER PLC	Subsidiary	AA	Repayment	XS0180721655	Senior debt	26/01/09	564	—	3.66%	Europe	—	N/A
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	AA	Repayment	XS0282857522	Senior debt	23/01/09	328	—	3-M EUR+1.0%	London	—	N/A
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	AA	Repayment	FR0000109282	Senior debt	17/03/09	305	—	5.75%	France	—	N/A
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	AA	Repayment	XS0192848595	Senior debt	27/05/09	950	—	EU3M+0.125%	London	—	N/A
ABBEY NATIONAL PLC	Subsidiary	AA	Repayment	XS0092676625	Subordinated debt	07/01/09	511	—	5.00%	London	—	N/A
SANTANDER US DEBT, S.A.U.	Subsidiary	A+/ AA- /Aa3	Repayment	US802815AG55	Senior debt	06/02/09	492	—	US3M + 0.06%	London	Banco Santander, S.A. guarantee	N/A
SANTANDER FINANCE CAPITAL S.A.U.	Subsidiary	BBB /A /A2	Repayment	ES0175179003	Preference shares	07/01/09	450	—	EU3M+0.10%	Spain	Banco Santander, S.A. guarantee	N/A
SANTANDER FINANCE CAPITAL S.A.U.	Subsidiary	BBB+ /A /A2	Repayment	ES0175179029	Preference shares	18/02/09	400	—	EU3M+0.10%	Spain	Banco Santander, S.A. guarantee	N/A
BANESTO FINANCIAL PRODUCTS PLC	Subsidiary	AA/ Aa	Repayment	XS0285050786	Senior debt	12/02/09	200	—	4.13%	Dublin	—	N/A
BANESTO FINANCIAL PRODUCTS PLC	Subsidiary	AA/Aa/AA	Repayment	US059878AS78	Senior debt	11/02/09	244	—	US3M	United States	—	N/A
BANCO SANTANDER, S.A.	Subsidiary	AA+ /Aa1	Repayment	ES0413900053	Mortgage bond	15/03/09	500	—	3.25%	Spain	—	N/A
BANCO SANTANDER, S.A.	Subsidiary	A+/ AA- /Aa3	Repayment	ES0313900344	Senior debt	16/03/09	1,000	—	EU3M+0.125%	Spain	—	N/A
SANTANDER	Subsidiary	A+/ AA- /Aa3	Repayment	XS0240630037	Senior debt	23/01/09	1,000	—	EU3M +	Luxembourg	Banco Santander,	N/A

Issuer Data			Data on the Transactions Performed in the First Half of 2009
							Amount
							of the Issue,	Balance
							Repurchase or	Outstanding at				Risks Additional
		Issuer or					Redemption	30/06/09				to the Guarantee
	Relatedness	Issue Credit			Type of	Date of the	(Millions of	(Millions of		Market where	Type of	that the Group
Name	to the Bank	Rating	Transaction	ISIN Code	Security	Transaction	Euros)	Euros) (a)	Interest Rate	Traded	Guarantee Given	would Assume
INTERNATIONAL DEBT, S.A.									0.075%		S.A. guarantee
SANTANDER INTERNATIONAL DEBT, S.A.	Subsidiary	A+/ AA- /Aa3	Repayment	XS0244503685	Senior debt	02/03/09	1,000	—	EU3M+0.09	Luxembourg	Banco Santander, S.A. guarantee	N/A
SANTANDER INTERNATIONAL DEBT, S.A.	Subsidiary	A+/ AA-/ Aa3	Repayment	XS0250658084	Senior debt	14/04/09	1,000	—	EU3M+0.10%	Luxembourg	Banco Santander, S.A. guarantee	N/A
SANTANDER INTERNATIONAL DEBT, S.A.	Subsidiary	A+/ AA-/ Aa3	Repayment	XS0218350139	Senior debt	06/05/09	1,000	—	EU3M+0.105%	Luxembourg	Banco Santander, S.A. guarantee	N/A
SANTANDER INTERNATIONAL DEBT, S.A.	Subsidiary	AA/ F1+/ Aa1	Repayment	XS0362266842	Senior debt	20/05/09	750	—	5.19%	Luxembourg	Banco Santander, S.A. guarantee	N/A
SANTANDER INTERNATIONAL DEBT, S.A.	Subsidiary	A+/ AA-/ Aa3	Repayment	XS0223064212	Senior debt	29/06/09	500	—	EU3M+0.115%	Luxembourg	Banco Santander, S.A. guarantee	N/A
SANTANDER INTERNATIONAL DEBT, S.A.	Subsidiary	A-1+/ F1+/ Aa1	Repayment	XS0364909001	Senior debt	05/06/09	580	—	5.10%	Luxembourg	Banco Santander, S.A. guarantee	N/A
SANTANDER INTERNATIONAL DEBT, S.A.	Subsidiary	A-1+/ F1+/ Aa1	Repayment	XS0368531157	Senior debt	11/06/09	235	—	GB3M + 0.19%	Luxembourg	Banco Santander, S.A. guarantee	N/A
SANTANDER INTERNATIONAL DEBT, S.A.	Subsidiary	AA/ F1+/ P-1	Repayment	XS0371631630	Senior debt	27/06/09	221	—	JPL3M + 0.22%	Luxembourg	Banco Santander, S.A. guarantee	N/A
BANCO SANTANDER TOTTA, S.A.	Subsidiary	A+/ AA-/ A1	Repayment	XS0252830236	Senior debt	11/05/09	425	—	5.67%	Luxembourg	—	N/A
BANCO SANTANDER TOTTA, S.A.	Subsidiary	AA/ AA/ Aa3	Repayment	PTBSPPOM0019	Senior debt	18/06/09	645	—	5.72%	Luxembourg	—	N/A
BANCO ESPAÑOL DE CREDITO, S.A.	Subsidiary	AA/Aa2	Repayment	ES0313440119	Senior debt	10/06/09	1,000	—	EU3M+0.125%	Spain	—	N/A

(a)	The amounts relating to securities denominated in foreign currencies were translated to euros at the exchange rate prevailing at the end of the first half of 2009.

11.	Provisions
a)	Breakdown

The breakdown of the balance of “Provisions” is as follows:

	Thousands of Euros
	30/06/09	31/12/08

Provisions for pensions and similar obligations	10,806,442	11,198,117
Provisions for taxes and other legal contingencies	3,280,755	2,363,706
Provisions for contingent liabilities and commitments:	816,152	678,584
Of which: country risk	84,299	56,254
Other provisions	3,320,268	3,495,852

Provisions	18,223,617	17,736,259

b)	Provisions for taxes and other legal contingencies and Other provisions

The balances of “Provisions — Provisions for Taxes and Other Legal Contingencies and “Provisions — Other Provisions” which include, inter alia, provisions for restructuring costs and tax and legal litigation, were estimated using prudent calculation procedures in keeping with the uncertainty inherent to the obligations covered. The definitive date of the outflow of resources embodying economic benefits for the Group depends on each obligation. In certain cases, these obligations have no fixed settlement period and, in other cases, are based on litigation in progress.

c)	Litigation
i.	Tax litigation

At 30 June 2009, the main tax litigation concerning the Group was as follows:

• “Mandados de Segurança” filed by Banco Santander, S.A. and other Group companies in Brazil to secure their right to pay the Brazilian social contribution tax on net income at a rate of 8%. In the case of Banco Santander, S.A., on 9 June 2008, a special and extraordinary appeal was filed at the Supreme Federal Court against the unfavourable judgment handed down by the Federal Regional Court on 14 January 2008, on which a decision is pending. In the case of Banco ABN AMRO Real S.A., two “Mandados de Segurança” were filed; with respect to the first, an appeal was lodged at the Supreme Court of Justice and the Supreme Federal Court and with respect to the second, an appeal was filed on 12 February 2008 at the Federal Regional Court following an unfavourable judgment on 29 January 2008.

• “Mandados de Segurança” filed by Banco Santander, S.A. and other Group companies in Brazil to secure their right to consider the social contribution tax on net income (CSLL) as deductible in the calculation of Brazilian legal entities income tax (IRPJ). In the case of Banco Santander, S.A. this action was declared unwarranted and an appeal was filed at the Federal Regional Court, requesting, as a precautionary measure, to have the claimability of the tax credit stayed and permission was obtained to deposit the disputed amounts with the courts. On 1 October 2007, an unfavourable judgment was handed down by the Federal Regional Court which was appealed against by Banco Santander S.A. (Brazil) through a request for an amendment of judgment (Embargos de Declaraçao) filed on 8 October 2007. On 6 March 2008, the Court rejected this request and dismissed the subsequent appeal, and the related special and extraordinary appeal was filed on 1 July 2008.

• “Mandados de Segurança” filed by Banco Santander, S.A. and other Group entities to secure their right to pay the Brazilian PIS and COFINS social contributions only on the income from the provision of services. In the case of Banco Santander, S.A., the “Mandado de Segurança” was declared unwarranted and an appeal was filed at the Federal Regional Court. On 13 September 2007, this Court handed down a favourable judgment. The Brazilian federal authorities have filed an appeal against this judgment at a higher court. In the case of Banco ABN AMRO Real, S.A., a favourable judgment was obtained on 9 March 2007, against which the federal authorities have filed a claim at a higher court.

• A court action was filed on 24 August 2000 by ABN AMRO Arrendamiento Mercantil S.A. requesting the deductibility for income tax purposes of depreciation expenses in the same period as that in which lease income is recognised. The company obtained a favourable judgment on 16 April 2008, against which an appeal was filed by the Brazilian tax authorities. A decision has yet to be handed down by the Federal Regional Court.

• Real Leasing S.A. Arrendamiento Mercantil and Banco ABN AMRO Real S.A. have various administrative and court claims in progress concerning the deductibility of the allowance for doubtful receivables for 1995.

• Banco Santander, S.A. and other Group companies in Brazil have administrative and court proceedings in progress against various municipalities which are claiming payment of the services tax on certain income from operations not classified as services.

• A claim was filed against Abbey National Treasury Services plc by tax authorities abroad in relation to the refund of certain tax credits and other associated amounts. The legal advisers of Abbey National Treasury Services plc considered that the grounds to contest this claim were well-founded, proof of which is that a favourable judgment was handed down at first instance in September 2006, although the judgment was appealed against by the tax authorities in January 2007. However, in December 2006 an unfavourable judgment for another taxpayer was handed down on another proceeding which might affect this case.

• A court action was filed by Sovereign Bancorp Inc. claiming application of a tax credit for international double taxation in relation to the taxes paid abroad from 2003 to 2005 with respect to a financing transaction with an international bank.

ii.	Legal litigation

At 30 June 2009, the main legal litigation concerning the Group was as follows:

• Mis-selling: claims associated with the sale by Abbey of certain financial products to its customers.

The provisions recorded by Abbey in this connection were calculated on the basis of the best estimate of the number of claims that would be received, of the percentage of claims that would be upheld and of the related amounts.

• LANETRO, S.A.: claim (ordinary lawsuit no. 558/2002) filed by LANETRO, S.A. against Banco Santander, S.A. at Madrid Court of First Instance no. 34, requesting that the Bank comply with the obligation to subscribe to EUR 30.05 million of a capital increase at the plaintiff.

On 16 December 2003, a judgment was handed down dismissing the plaintiff’s claims. The subsequent appeal filed by LANETRO was upheld by a decision of the Madrid Provincial Appellate Court on 27 October 2006. The Bank filed extraordinary appeals on grounds of procedural infringements and an extraordinary cassation appeal against the aforementioned decision, which were given leave to proceed by the Supreme Court.

• Ordinary proceeding filed by Galesa de Promociones, S.A. against the Bank at Elche Court of First Instance no. 5, Alicante (case no. 1946/2008). In the claim, indemnification for damage and losses amounting to EUR 51,396,971.43 was sought as a result of the Supreme Court judgment of 24 November 2004 declaring the annulment of the foreclosure proceeding brought by the Bank against the complainant, which concluded with the award to the Bank of the mortgaged properties concerned and their subsequent sale by our Bank to third-party buyers. The Supreme Court judgment ordered the procedural steps of the foreclosure proceeding to be reversed to before the stage when the auctions were held, a requirement which is impossible to comply with as a result of the sale of properties by the Bank to the aforementioned third parties and, accordingly, the properties could not been returned to the debtor company to be reauctioned.

The damages claimed are broken down as follows: (i) EUR 18,428,076.43 relating to the value of the assets auctioned; (ii) EUR 32,608,895 for lost profits arising from the loss of the properties by the complainant, which prevented it from continuing its business as a property developer; and (iii) EUR 360,000 for loss of rental income.

On 31 October 2008, a summons was served on the Bank to answer and contest the claim. The Bank answered and contested the complainant’s petitions in the appropriate manner and, at the same time, filed a counterclaim against Galesa de Promociones S.A. for the amount it owes the Bank, based on the difference between the value of the properties and the amount of the loan.

Galesa de Promociones, S.A. answered the counterclaim on 12 January 2009. The preliminary hearing of the parties was held on 7 April 2009 and the court case was scheduled for 30 September 2009.

• Declaratory large claims action brought at Madrid Court of First Instance no. 19 (case no. 87/2001) in connection with a claim filed by Inversión Hogar, S.A. against the Bank. This claim sought the termination of a settlement agreement entered into between the Bank and the complainant on 11 December 1992.

On 19 May 2006, a judgment was handed down at first instance, whereby the agreement was declared to be terminated and the Bank was ordered to pay EUR 1.8 million, plus the related legal interest since February 1997, to return a property that was given in payment under the aforementioned agreement, to pay an additional EUR 72.9 million relating to the replacement value of the assets foreclosed, and subsequently sold, by the Bank, and to pay all the related court costs. The Bank and Inversión Hogar, S.A. filed appeals against the judgment.

On 30 July 2007, the Madrid Provincial Appellate Court handed down a decision upholding in full the appeal filed by the Bank, revoking the decision handed down at first instance and dismissing the appeal lodged by Inversión Hogar, S.A. Inversión Hogar, S.A., as it had announced, on completion of the clarification procedure, filed a cassation appeal against the aforementioned decision and an extraordinary appeal on grounds of procedural infringements at the Civil Chamber of the Supreme Court, which was given leave to proceed by the Madrid Provincial Appellate Court.

• Complaint in an ordinary proceeding filed by Inés Arias Domínguez and a further 17 persons against Santander Investment, S.A. at Madrid Court of First Instance no. 13 (case no. 928/2007), seeking damages of approximately EUR 43 million, plus interest and costs. The plaintiffs, who are former shareholders of Yesocentro S.A. (Yesos y Prefabricados del Centro, S.A.) allege that Santander Investment, S.A. breached the advisory services agreement entered into on 19 October 1989 between the former Banco Santander de Negocios, S.A. and the plaintiffs, the purpose of which was the sale of shares owned by the plaintiffs to another company called Invercámara, S.A.

This complaint was duly contested by Santander Investment, S.A. on 5 November 2007. The preliminary hearing was set for 28 April 2008 although it was subsequently suspended until the exception for a preliminary ruling filed by the Bank was resolved.

A judgment by the Madrid Court of First Instance no. 13 dated 11 September 2008 ordered the suspension of the preliminary ruling proceeding. This judgment has been appealed against by the plaintiffs and the Bank stated its opposition to the appeal in a notice dated 16 December 2008.

• On 6 February 2008, Banco Santander, S.A. filed a request for arbitration with the Secretary of the Spanish Arbitration Court against the business entity Gaesco Bolsa, Sociedad de Valores, S.A., in respect claiming the EUR 66,418,077.27 that the latter owes Banco Santander, S.A. as a result of the early termination of the financial transaction framework agreement entered into by the aforementioned company and Banco Santander, S.A. and of the financial transactions performed under the agreement. On 12 May 2009, an arbitral award was issued upholding all the claims of Banco Santander, S.A. and dismissing the counterclaim filed by Gaesco Bolsa, Sociedad de Valores, S.A. Mobilaria Monesa, S.L. (parent of the former Gaesco) has filed a claim against Banco Santander, S.A. at Santander Court of First Instance no.5, reproducing the claims discussed and resolved in arbitration, a circumstance which has been brought to the Court’s attention.

• Former Banespa employees: claim filed in 1998 by the association of retired Banespa employees (AFABESP) on behalf of its members, requesting the payment of a half-yearly bonus initially envisaged in the entity’s by-laws in the event that the entity obtained a profit and that the distribution of this profit were approved by the Board of Directors. The bonus was not paid in 1994 and 1995 since the bank did not make a profit and partial payments were made from 1996 to 2000 in variable percentages as agreed by the Board of Directors, and the aforementioned clause was eliminated from the by-laws in 2001. In September 2005 the Regional Labour Court ordered Banco Santander Banespa, S.A. to pay the half-yearly bonus and the Bank lodged an appeal at the High Labour Court. A decision was handed down on 25 June 2008 which ordered the Bank to pay the half-yearly bonus from 1996 up to a maximum amount equivalent to the share in the profits. The related appeals against this decision will be filed at the High Labour Court and at the Federal Supreme Court, as applicable.

• Absorption of Banco Noroeste by Banco Santander Brasil: three claims filed by minority shareholders of Banco Noroeste requesting, in addition to compensation for damage and losses, the annulment of the shareholders’ meeting that approved the merger between Banco Noroeste and Banco Santander Brasil, arguing that when the merger took place they should have been offered a market value that would have enabled them to decide whether or not to sell their shares at that value.

In the three cases, judgments were handed down at first instance, one of which found in favour of the Bank and the other two against it. In the latter two cases the shareholders’ meeting was not declared null and void but rather the Bank was ordered to pay compensation. Appeals were filed against these judgments by the related party.

The Sao Paulo Court of Justice has recently handed down a joint judgment on the three appeals at second instance, considering that Santander should have duly prepared a valuation report using the disposal value method and thereby establishing that the minority shareholders be indemnified.

In the case of the shareholders that sold their shares, the Court indicated that they should receive the difference between the value at which they sold their shares (equity value) and market value (calculated as the disposal value) at that time, plus interest. In the case of the shareholders that did not sell, the Court considers that they should receive the market value at that time plus interest, less the present value of their shares. Unlike the judgments handed down at first instance, lost profit and damnum emergens were excluded and the amount of lawyers’ fees was reduced. Appeals against this judgment will be filed at higher courts.

• On 15 September 2008, the Lehman Brothers bankruptcy was made public. Various customers of the Group were affected by this situation since they had invested in securities issued by Lehman or in other products which had such assets as their underlying.

On 12 November 2008, the Group announced the implementation of a solution (which was of a strictly commercial, exceptional nature and did not imply any admission of mis-selling) for holders of one of the products sold -Seguro Banif Estructurado- issued by the insurance company Axa Aurora Vida, which had as its underlying a bond issued and guaranteed by Lehman. The solution involved replacing the Lehman issuer risk for these customers with the issuer risk of Santander Group subsidiaries. The exchange, which was concluded on 23 December 2008, resulted in the recognition of a loss at 2008 year-end under “Gains/Losses on Financial Assets and Liabilities (Net)” in the consolidated income statement for the difference of EUR 46 million (EUR 33 million after tax) between the fair value of the bonds received and the bonds delivered in the exchange.

In February 2009 the Group offered a similar solution to other customers affected by the Lehman bankruptcy. The cost of this transaction, before tax, was EUR 143 million (EUR 100 million after tax), which were recognised under “Gains/Losses on Financial Assets and Liabilities (Net)” in the consolidated income statement for 2008.

At the date of preparation of the accompanying half-yearly financial statements, certain claims relating to this matter have come to the Bank’s attention. The Bank’s directors and its legal advisors consider that the various Lehman products were sold in accordance with the applicable legal regulations in force at the time of each sale or subscription and that the fact that the Group acted as intermediary would not give rise to any liability in relation to the insolvency of Lehman. Accordingly, it was not necessary to recognise any liability in this connection in these half-yearly financial statements.

• In December 2008, the US Securities and Exchange Commission (“SEC”) intervened in the firm Bernard L. Madoff Investment Securities LLC (“Madoff Securities”) on grounds of alleged fraud. The exposure of customers of the Group through the subfund Optimal Strategic US Equity (Optimal Strategic) was EUR 2,330 million, of which EUR 2,010 million related to institutional investors and international private banking customers and the remaining EUR 320 million were in the investment portfolios of the Group’s private banking customers in Spain, who were “qualifying investors".

On 27 January 2009, the Group announced its decision to offer a solution to those of its private banking customers who had invested in Optimal Strategic and had been affected by the alleged fraud. This solution, which was applied to the principal amount invested, net of redemptions, totalled EUR 1,380 million. It consisted of a replacement of assets whereby the private banking customers could exchange their investments in Optimal Strategic US for preferred participating securities (“participaciones preferentes”) to be issued by the Group for the aforementioned amount, with an annual coupon of 2% and a call option that can be exercised by the issuer in year ten. The pre-tax cost of this transaction for the Group was EUR 500 million (EUR 350 million after tax), and this amount was recognised under “Gains/Losses on Financial Assets and Liabilities (Net)” in the consolidated income statement for 2008.

The Group has at all times exercised due diligence in the management of its customers’ investments in the Optimal Strategic fund. These products have always been sold in a transparent way in keeping with applicable legislation and established procedures and, accordingly, the decision to offer a solution was taken in view of the exceptional circumstances attaching to this case and based on solely commercial reasons, due to the interest the Group has in maintaining its business relationship with these customers.

At the time of the intervention, Madoff Securities was a broker-dealer authorised, registered and supervised by the SEC and was also authorised as an investment advisor by the US Financial Industry Regulatory Authority (FINRA). As the SEC itself has stated, Madoff Securities had been regularly inspected by the aforementioned supervisor in recent years, and at no time was its reputation and solvency questioned by the market or by the US supervisory authorities.

At the date of preparation of the accompanying half-yearly financial statements, it was known that certain claims had been filed in relation to this matter. The Santander Group is currently assessing the advisability of taking the appropriate legal action.

On 18 March 2009, the Group issued the preferred participating securities earmarked for the replacement of assets offered to the private banking customers affected by the intervention in Madoff and those affected by the Lehman bankruptcy who were not able to participate in the exchange made on 23 December 2008 referred to earlier in this section. The preferred participating securities have been listed on the London Stock Exchange since 23 March 2009. The level of acceptance of the exchange proposal was 94%.

On 26 May 2009, two funds managed by Optimal Investment Services, an indirect subsidiary of Banco Santander, S.A., announced that they had entered into an agreement with H. Picard, the court-appointed trustee in charge of liquidating Madoff Securities. In accordance with the agreement, the trustee recognised the funds’ receivables in the liquidation proceeding and reduced the repayments claimed from the funds by the amounts reimbursed to the funds by Madoff Securities, in exchange for payment by the funds of a portion of these claims. The funds are Optimal Strategic U.S. Equity Limited and Optimal Arbitrage Limited. These are the only Optimal funds that had accounts at Madoff Securities.

Per the agreement, the funds’ receivables from Madoff Securities were recognised in the liquidation proceeding at their total amounts, calculated on the basis of the principal invested and not recovered (“cash-in, cash-out”), i.e. USD 1,540,141,277.60 and USD 9,807,768.40, respectively. The funds are entitled to coverage from the Securities Investor Protection Corporation amounting to USD 500,000 each. The funds have paid 85% of the amounts they were requested to refund by the trustee. The total payments amounted to USD 129,057,094.60 for Strategic U.S. Equity and USD 106,323,953.40 for Arbitrage.

Optimal and Santander agreed not to file any further claims with respect to the assets available to creditors in the liquidation of Madoff Securities. The agreement also contains an “egalitarian treatment” clause whereby the funds will benefit from a reduction in the amounts they have paid if the trustee reduces his similar claims for refunds from other investors to under 85%, so that the percentages applied to the funds would be equal to those applied to the other comparable investors.

The agreement was reached following an analysis by the trustee of Optimal’s conduct in its investments with Madoff Securities, which included a review of the Optimal documents relating to its due diligence process, from which the trustee concluded that Optimal’s conduct did not provide any grounds to bring claims against the Optimal companies or any other Santander Group company (other than the claims for refund mentioned above, which did not arise from inappropriate conduct by the funds).

The agreement contains a waiver by the trustee of all claims for repayment or any other type of claim that he might bring against to the funds in relation to any matter concerning the funds’ investments in Madoff Securities. The waiver by the trustee is applicable to any potential claims against the other Optimal companies, Santander Group companies and their investors, directors, agents and employees that could arise from the funds’ investments in Madoff Securities, provided that these persons agree to release the trustee and the assets available to creditors of Madoff Securities. The agreement also establishes the release of the funds from any potential claim for repayment due to any other reimbursements obtained by the funds from Madoff Securities.

On 16 June 2009, the US Bankruptcy Court in New York approved the agreement between the trustee and the aforementioned Optimal funds.

Madoff Securities is currently in liquidation in accordance with the Securities Investor Protection Act of 1970 at the United States Bankruptcy Court in New York. Bernard L. Madoff, the head executive of Madoff Securities, has recognised his guilt in perpetrating what was probably the greatest pyramid fraud in history and has been sentenced to 150 years’ imprisonment.

The total amount of payments made by the Group arising from litigation in the first six months of 2009 and 2008 is not material with respect to the accompanying half-yearly financial statements.
12.	Equity

In the first half of 2009 and 2008 there were no other quantitative or qualitative changes in the Group’s equity other than those indicated in the consolidated statements of changes in total equity.
a)	Issued capital

As described in Note 2, on 28 January 2009 the shareholders at the general meeting of Sovereign approved its acquisition by the Bank and on 30 January 2009 the Bank performed the related capital increase through the issue of 161,546,320 ordinary shares for an effective amount (par value plus premium) of EUR 1,302,063,339.20.

Following this capital increase, at 30 June 2009 the number of shares and the par value of the share capital amounted to 8,155,605,723 shares and EUR 4,077,802,861.50.

b)	Other equity instruments

“Other Equity Instruments” includes the equity component of compound financial instruments, the increase in equity due to personnel remuneration, and other items not recognised in other “Shareholders’ Equity” items. The most significant amount relates to the “Valores Santander” securities.

Valores Santander

In 2007, in order to partially finance the takeover bid for ABN AMRO, Santander Emisora 150, S.A.U. issued securities necessarily convertible into newly-issued ordinary shares of the Bank (“Valores Santander"), amounting to EUR 7,000 million. These securities can be voluntarily exchanged for Bank shares on 4 October 2009, 2010 and 2011, and must be mandatorily exchanged on 4 October 2012.

The reference price of the Bank’s share for conversion purposes was set at EUR 14.63 per share, and the conversion ratio of the bonds, i.e. the number of Bank shares corresponding to each Valor Santander for conversion purposes, is 341.7635 shares for each Valor Santander. The nominal interest rate on these securities is 7.30% until 4 October 2008 and Euribor plus 2.75% thereafter until the securities are exchanged for shares.

13.	Segment reporting

As required by CNMV Circular 1/2008, the detail, by the geographical areas indicated in the aforementioned Circular, of the balance of “Interest and Similar Income” for the half-years ended 30 June 2009 and 2008 is as follows:

	Interest and Similar Income by
	Geographical Area
	(Thousands of Euros)
	Consolidated
Geographical Area	30/06/09	30/06/08

Spain	8,594,198	9,730,203
Abroad:	19,200,296	14,608,617
a) European Union	7,297,921	7,557,470
b) OECD countries	3,575,428	2,729,404
c) Other countries	8,326,947	4,321,743

Total	27,794,494	24,338,820

For Group management purposes, the primary level of segmentation, by geographical area, comprises five segments: four operating areas plus Financial Management and Holdings. The operating areas, which include all the business activities carried on therein by the Group, are Continental Europe, the United Kingdom (Abbey), the Americas and Sovereign, based on the location of our assets.

Following is the breakdown of revenue by the geographical segments used by the Group. For the purposes of the table below, revenue is deemed to be that recognised under “Interest and Similar Income”, “Income from Equity Instruments”, “Fee and Commission Income”, “Gains/Losses on Financial Assets and Liabilities (Net)” and “Other Operating Income” in the accompanying consolidated income statements for the six-month periods ended 30 June 2009 and 2008.

	Revenue (Thousands of Euros)
	Revenue from External Customers		Inter-Segment Revenue		Total Revenue
Segments	30/06/09	30/06/08	30/06/09	30/06/08	30/06/09	30/06/08

Continental Europe	17,436,911	19,914,656	486,701	890,503	17,923,612	20,805,159
United Kingdom	5,811,424	6,780,639	(27,159)	112,280	5,784,265	6,892,919
Americas	15,162,475	9,364,524	(546,064)	135,304	14,616,411	9,499,828
Sovereign (*)	1,252,445	—	—	—	1,252,445	—
Financial Management and Holdings	(356,424)	(284,231)	1,419,847	2,193,798	1,063,422	1,909,567
Inter-segment revenue adjustments and eliminations	—	—	(1,333,325)	(3,331,885)	(1,333,324)	(3,331,885)

Total	39,306,831	35,775,588	—	—	39,306,831	35,775,588

(*)	It only includes 5 months

Also, following is the reconciliation of the Group’s consolidated operating profit before tax for the six-month periods ended 30 June 2009 and 2008, broken down by business segment, to the operating profit before tax per the accompanying consolidated income statements for these six-month periods:

	Consolidated Profit
	(Thousands of Euros)
Segments	30/06/09	30/06/08

Continental Europe	2,705,174	2,396,678
United Kingdom	884,547	626,684
Latin America	1,967,450	2,087,809
Sovereign	(26,397)	—
Financial Management and Holdings	(799,655)	(119,059)
Total profit of the segments reported	4,731,119	4,992,112
(+/-) Unallocated profit	—	—
(+/-) Elimination of inter-segment profit	—	—
(+/-) Other profit/(loss)	—	—
(+/-) Income tax and/or profit from discontinued operations	1,181,866	952,961
Operating profit before tax	5,912,985	5,945,073
14.	Related party transactions

The parties related to the Group are deemed to include, in addition to its subsidiaries, associates and jointly controlled entities, the Bank’s key management personnel (the members of its Board of Directors and the General Managers, together with their close family members) and the entities over which the key management personnel may exercise significant influence or control.

Following is a detail of the transactions performed by the Group with its related parties in the first six months of 2009 and 2008, distinguishing between significant shareholders, members of the Bank’s Board of Directors, the Bank’s General Managers, Group companies and other related parties. Related-party transactions were made on terms equivalent to those that prevail in arm’s-length transactions or, when this was not the case, the related compensation in kind was recognised.

Thousands of Euros
30/06/09
Group
	Significant	Directors and	Companies	Other Related
Expenses and Income	Shareholders	Executives	or Entities	Parties	Total

Expenses:
Finance costs	—	358	7,920	19,471	27,749
Management or cooperation agreements	—	—	—	—	—
R&D transfers and licensing agreements	—	—	—	—	—
Leases	—	—	—	—	—
Services received	—	—	—	—	—
Purchases of goods (finished or in progress)	—	—	—	—	—
Valuation adjustments for uncollectible or doubtful debts	—	—	—	—	—
Losses on derecognition or disposal of assets	—	—	—	—	—
Other expenses	—	18	2,988	—	3,006

	—	376	10,908	19,471	30,755

Income:
Finance income	—	279	59,241	107,824	167,344
Management or cooperation agreements	—	—	—	—	—
R&D transfers and licensing agreements	—	—	—	—	—
Dividends received	—	—	—	—	—
Leases	—	—	—	—	—
Rendering of services	—	—	—	—	—
Sale of goods (finished or in progress)	—	—	—	—	—
Gains on derecognition or disposal of assets	—	—	—	—	—
Other income	—	9	10,853	12,128	22,990

	—	288	70,094	119,952	190,334

	Thousands of Euros
	30/06/09
			Group
	Significant	Directors and	Companies	Other Related
Other Transactions	Shareholders	Executives	or Entities	Parties	Total

Purchases of tangible, intangible or other assets	—	—	—	—	—
Financing agreements: loans and capital contributions (lender)	—	21,870	4,615,681	2,118,028	6,755,579
Finance leases (lessor)	—	—	—	—	—
Repayment or termination of loans and leases (lessor)	—	—	—	—	—
Sales of tangible, intangible or other assets	—	—	—	—	—
Financing agreements: loans and capital contributions (borrower)	—	35,836	386,666	439,553	862,055
Finance leases (lessee)	—	—	—	—	—
Repayment or termination of loans and leases (lessee)	—	—	—	—	—
Guarantees provided	—	11	114	497,288	497,413
Guarantees received	—	—	—	—	—
Obligations	—	5,005	1,994,886	2,481	2,002,372
Obligations/guarantees cancelled	—	—	—	—	—
Dividends and other distributed profit	—	13,800	—	79,575	93,375
Other transactions	—	—	6,232,987	3,138,114	9,371,101

Thousands of Euros
30/06/08
Group
	Significant	Directors and	Companies	Other Related
Expenses and Income	Shareholders	Executives	or Entities	Parties	Total

Expenses:
Finance costs	—	337	9,840	14,863	25,040
Management or cooperation agreements	—	—	—	—	—
R&D transfers and licensing agreements	—	—	—	—	—
Leases	—	—	—	—	—
Services received	—	—	—	—	—
Purchases of goods (finished or in progress)	—	—	—	—	—
Valuation adjustments for uncollectible or doubtful debts	—	—	—	—	—
Losses on derecognition or disposal of assets	—	—	—	—	—
Other expenses	—	—	12,323	—	12,323

	—	337	22,163	14,863	37,363

Income:
Finance income	—	325	86,843	57,787	144,955
Management or cooperation agreements	—	—	—	—	—
R&D transfers and licensing agreements	—	—	—	—	—
Dividends received	—	—	—	—	—
Leases	—	—	—	—	—
Rendering of services	—	—	—	—	—
Sale of goods (finished or in progress)	—	—	—	—	—
Gains on derecognition or disposal of assets	—	—	—	—	—
Other income	—	10	25,633	19,407	45,050

	—	335	112,476	77,194	190,005

	Thousands of Euros
	30/06/08
			Group
	Significant	Directors and	Companies	Other Related
Other Transactions	Shareholders	Executives	or Entities	Parties	Total

Purchases of tangible, intangible or other assets	—	—	—	—	—
Financing agreements: loans and capital contributions (lender)	—	20,010	4,985,373	1,714,690	6,720,073
Finance leases (lessor)	—	—	—	—	—
Repayment or termination of loans and leases (lessor)	—	—	—	—	—
Sales of tangible, intangible or other assets	—	—	—	—	—
Financing agreements: loans and capital contributions (borrower)	—	32,694	247,193	407,545	687,432
Finance leases (lessee)	—	—	—	—	—
Repayment or termination of loans and leases (lessee)	—	—	—	—	—
Guarantees provided	—	2,023	284,362	530,966	817,351
Guarantees received	—	—	—	—	—
Obligations	—	2,169	117,013	7,339	126,521
Obligations/guarantees cancelled	—	—	—	—	—
Dividends and other distributed profit	—	9,732	—	87,588	97,320
Other transactions	—	—	9,371,875	811,771	10,183,646
In addition to the detail above, there were insurance contracts linked to pensions amounting to EUR 2,407 million at 30 June 2009 (30 June 2008: EUR 2,497 million).

15.	Average headcount

The average number of employees at the Group and at the Bank, by gender, during the six-month periods ended 30 June 2009 and 2008 was as follows:

	Bank		Group
Average Headcount	30/06/09	30/06/08	30/06/09	30/06/08

Men	12,545	13,089	83,413	67,303
Women	7,611	7,229	92,195	64,045

	20,156	20,318	175,608	131,348

The increase in the Group’s average headcount is due mainly to the acquisitions carried out in the second half of 2008 and the first half of 2009.

16.	Explanation added for translation to English

These interim condensed consolidated financial statements are presented on the basis of IFRSs as adopted by the European Union. Certain accounting practices applied by the Group that conform with IFRSs may not conform with other generally accepted accounting principles.

Item 2
In July 2009, the Group sold its investment in Banco de Venezuela, S.A., Banco Universal to Banco de Desarrollo Económico y Social (a public institution of Venezuela) for USD 1,050 million, of which EUR 630 million were received in cash and payment of the remainder was deferred until October and December 2009. As a result of this divestment, the results arising from the consolidation of Banco de Venezuela for the years ended December 31, 2008, 2007 and 2006 have been reclassified in the following recasted income statement for the corresponding periods, from each of the headings under which they were previously recorded to “Profit from discontinued operations”.

The effect of the reclassifications is not material for the Group given the relative size of the profit for the period of Banco de Venezuela compared to the consolidated profit for the period of Grupo Santander. Accordingly, the annual financial statements have not yet been recasted to reflect the investment in Banco de Venezuela, S.A. as a discontinued operation. Such recast will be done in the Form 20-F for the year ended December 31, 2009.
The selected financial data below has been prepared taking into account such reclassifications.

	Year ended December 31,
(thousands of euros, except percentages and per share data)	2008	2007	2006

Interest and similar income	55,043,546	45,512,258	36,669,337
Interest expense and similar charges	(37,505,084)	(31,069,486)	(24,879,598)
Interest income / charges	17,538,462	14,442,772	11,789,739
Income from equity instruments	552,757	419,997	412,554
Income from companies accounted for by the equity method	791,754	438,049	423,875
Fee and commission income	9,741,400	9,290,043	8,147,164
Fee and commission expense	(1,475,105)	(1,421,538)	(1,251,132)
Gains/losses on financial assets and liabilities (net)	2,892,249	2,306,384	2,048,725
Exchange differences (net)	582,215	648,528	95,936
Other operating income	9,436,308	6,739,670	6,075,564
Other operating expenses	(9,164,487)	(6,449,120)	(5,800,019)
Total income	30,895,553	26,414,785	21,942,406
Administrative expenses	(11,665,857)	(10,776,670)	(9,783,902)
Personnel expenses	(6,813,351)	(6,434,343)	(5,886,871)
Other general expenses	(4,852,506)	(4,342,327)	(3,897,031)
Depreciation and amortization	(1,239,590)	(1,247,207)	(1,130,159)
Provisions (net)	(1,640,561)	(895,552)	(1,007,037)
Impairment losses on financial assets (net)	(6,283,052)	(3,430,122)	(2,454,985)
Impairment losses on other assets (net)	(1,049,226)	(1,548,218)	(20,066)
Gains/(losses) on disposal of assets not classified as non-current assets held for sale	101,156	1,810,428	348,199
Gains/(losses) on non-current assets held for sale not classified as discontinued operations	1,730,902	643,050	959,318
Operating profit/loss before tax	10,849,325	10,970,494	8,853,774
Income tax	(1,836,052)	(2,322,107)	(2,255,585)
Profit for the period from continuing operations	9,013,273	8,648,387	6,598,189
Profit from discontinued operations (net) (1)	319,141	987,763	1,647,564
Consolidated profit for the period	9,332,414	9,636,150	8,245,753
Profit for the period attributable to the parent	8,876,414	9,060,258	7,595,947
Profit attributable to minority interests	(456,000)	(575,892)	(649,806)
Earnings per share:
Basic (euros)	1.2207	1.3320	1.1334
Diluted (euros)	1.2133	1.3191	1.1277

Per Share Information:
Average number of shares (thousands) (2)	7,271,470	6,801,899	6,701,728
Basic earnings per share (in euros)	1.2207	1.3320	1.1334
Basic earnings per share continuing operation (in euros)	1.2229	1.2279	0.9442
Diluted earnings per share (in euros)	1.2133	1.3191	1.1277
Diluted earnings per share continuing operation (in euros)	1.2155	1.2160	0.9394
Dividends paid (in euros) (3)	0.6325	0.6068	0.4854
Dividends paid (in US$)	0.8802	0.8932	0.6393

1

	Year ended December 31,
(thousands of euros, except percentages and per share data)	2008	2007	2006

Total assets	1,049,631,550	912,914,971	833,872,715
Loans and advances to credit insititutions (net) (4)	78,792,277	57,642,604	69,757,056
Loans and advances to customers (net) (4)	626,888,435	571,098,513	527,035,514
Investment Securities (net) (5)	124,673,342	132,035,268	136,760,433
Investments: Associates	1,323,453	15,689,127	5,006,109

Contingent liabilities (net)	65,323,194	76,216,585	58,769,309

Liabilities
Deposits from central banks and credit institutions (6)	129,877,370	112,897,308	113,038,061
Customer deposits (6)	420,229,450	355,406,519	330,947,770
Debt securities (6)	236,403,290	233,286,688	203,742,817

Capitalization
Guaranteed Subordinated debt excluding preferred securities and preferred shares (7)	15,747,915	16,742,134	11,186,480
Secured Subordinated debt	—	—	—
Other Subordinated debt	14,452,488	11,666,663	12,399,771
Preferred securities (7)	7,621,575	7,261,382	6,836,570
Preferred shares (7)	1,051,272	522,558	668,328
Minority interest (including net income of the period)	2,414,606	2,358,269	2,220,743
Stockholders’ equity (8)	57,586,886	55,199,882	44,851,559
Total capitalization	98,874,742	93,750,888	78,163,451
Stockholders’ Equity per Share (8)	7.92	8.12	6.69

Other managed funds
Mutual funds	90,305,714	119,210,503	119,838,418
Pension funds	11,127,918	11,952,437	29,450,103
Managed portfolio	17,289,448	19,814,340	17,835,031
Savings -insurance policies	12,338,405	9,008,968	6,384,994
Total other managed funds	131,061,485	159,986,248	173,508,546

Consolidated Ratios
Profitability Ratios:
Net Yield (9)	2.10%	1.92%	1.76%
Return on average total assets (ROA)	1.00%	1.10%	1.01%
Return on average stockholders’ equity (ROE)	17.07%	21.91%	21.39%
Capital Ratio:
Average stockholders’ equity to average total assets	5.55%	4.71%	4.36%
Ratio of earnings to fixed charges (10)
Excluding interest on deposits	1.55%	1.64%	1.74%
Including interest on deposits	1.27%	1.34%	1.34%

Credit Quality Data (excluding country risk)
Allowances for impaired balances (**) (excluding country risk)	12,862,981	9,302,230	8,626,937
Allowances for impaired balances (**) as a percentage of total loans and contingent liabilities	1.83%	1.42%	1.45%
Impaired balances (**) (11)	14,190,813	6,178,655	4,607,547
Impaired balances (**) as a percentage of total loans and contingent liabilities	2.02%	0.94%	0.78%
Allowances for impaired balances (**) as a percentage of impaired balances (**)	90.64%	150.55%	187.23%
Net loan and contingent liabilities charge-offs as a percentage of total loans and contingent liabilities	0.55%	0.41%	0.31%

(**)	Balances of loans and contingent liabilities.

(1)	Includes profits attributable to Banco de Venezuela, S.A., Banco Universal of €332,256 thousand for 2008, €191,168 thousand for 2007 and €142,599 thousand for 2006.

(2)	Average number of shares has been calculated on the basis of the weighted average number of shares outstanding in the relevant year, net of treasury stock.

(3)
The shareholders at the annual general meeting held on June 19, 2009 approved a dividend of €0.6508 per share to be paid out of our profits for 2008. In accordance with IAS 33, for comparative purposes, dividends per share paid, as disclosed in the table above, take into account the adjustment arising from the capital increase with pre-emptive subscription rights carried out in December 2008. As a result of this adjustment, the dividend per share for 2008 amounts to €0.6325.

(4)
Equals the sum of the amounts included under the headings “Financial assets held for trading”, “Other financial assets at fair value through profit or loss” and “Loans and receivables” as stated in our consolidated financial statements.

2

(5)
Equals the amounts included as “Debt instruments” and “Other equity instruments” under the headings “Financial assets held for trading”, “Other financial assets at fair value through profit or loss”, “Available-for-sale financial assets” and “Loans and receivables” as stated in our consolidated financial statements.

(6)
Equals the sum of the amounts included under the headings “Financial liabilities held for trading”, “Other financial liabilities at fair value through profit or loss” and “Financial liabilities at amortized cost” included in Notes 20, 21 and 22 to our consolidated financial statements.

(7)	In our consolidated financial statements, preferred securities and preferred shares are included under “Subordinated liabilities”.

(8)
Equals the sum of the amounts included at the end of each year as “Own funds” and “Valuation adjustments” as stated in our consolidated financial statements. We have deducted the book value of treasury stock from stockholders’ equity.

(9)
Net yield is the total of net interest income (including dividends on equity securities) divided by average earning assets. See “Item 4. Information on the Company—B. Business Overview—Financial Management and Equity Stakes—Assets—Earning Assets—Yield Spread”.

(10)
For the purpose of calculating the ratio of earnings to fixed charges, earnings consist of income from continuing operations before taxation and minority interests plus fixed charges and after deduction of the unremitted pre-tax income of companies accounted for by the equity method. Fixed charges consist of total interest expense, including or excluding interest on deposits as appropriate, and the proportion of rental expense deemed representative of the interest factor. Fixed charges include dividends and interest paid on preferred shares.

(11)
Impaired loans reflect Bank of Spain classifications. Such classifications differ from the classifications applied by U.S. banks in reporting loans as non-accrual, past due, restructured and potential problem loans. See “Item 4. Information on the Company—B. Business Overview—Financial Management and Equity Stakes—Classified Assets—Bank of Spain Classification Requirements”.

3

The following table shows the differences between the main line items of the income statement before and after the reclassification to “Profit from discontinued operations”. The effect on each of the headings of the balance sheet for those years (2008-2006) is not substantial and therefore the balance sheet remains unchanged.

	Income statement before			Income statement after
	reclassification:			reclassification:			Difference:
	2008	2007	2006	2008	2007	2006	2008	2007	2006

Interest income / (charges)	18,171,793	14,953,289	12,120,937	17,538,462	14,442,772	11,789,739	633,331	510,517	331,198
Total income	31,724,051	27,077,386	22,380,933	30,895,553	26,414,785	21,942,406	828,498	662,601	438,527
Operating profit / (loss) before tax	11,229,752	11,175,241	8,995,386	10,849,325	10,970,494	8,853,774	380,427	204,747	141,612
Income tax	(1,884,223)	(2,335,686)	(2,254,598)	(1,836,052)	(2,322,107)	(2,255,585)	(48,171)	(13,579)	987
Profit from continuing operations	9,345,529	8,839,555	6,740,788	9,013,273	8,648,387	6,598,189	332,256	191,168	142,599
Profit from discontinued operations (net)	(13,115)	796,595	1,504,965	319,141	987,763	1,647,564	(332,256)	(191,168)	(142,599)
Consolidated profit for the year	9,332,414	9,636,150	8,245,753	9,332,414	9,636,150	8,245,753	—	—	—
Profit attributable to the parent	8,876,414	9,060,258	7,595,947	8,876,414	9,060,258	7,595,947	—	—	—
Profit attributable to minority interests	456,000	575,892	649,806	456,000	575,892	649,806	—	—	—

4

Item 3
Translation of a report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.
Banco Santander, S.A. and Companies composing the Santander Group
Condensed consolidated directors’ report for the six-month period ended 30 June 2008
General background
In the first few months of 2009 the world economy continued to undergo a severe contraction, thus prolonging the trend of the last few months of 2008. Against this backdrop, the monetary, fiscal and financial measures adopted by governments and international institutions started to take effect. Thus, since March the financial markets have been more stable, business confidence reflects an improvement in expectations and certain indicators of activity show that the pace of decline has slackened off.
The US economy is a good example. GDP recorded a sharp fall in the first quarter (down 5.5% in the quarter at an annualised rate) that was slightly lower than in the previous quarter. However, the anticipatory and categorical nature of the measures adopted managed to stabilise the financial situation, and enabled consumption to show moderate signs of progress. The residential sector has also digested a substantial portion of the accumulated excesses and the fall in unemployment has slowed down. The leading indicators suggest that GDP will turn positive again in the second half, and the fear of deflation has diminished. Consequently, the Fed is maintaining its stimuli with benchmark interest rates at 0%-0.25% and its liquidity injection programmes, in addition to a public-sector deficit that will comfortably exceed 10% of GDP.
Latin America, which also saw two consecutive quarters of sharp falls in activity (-3.7% year-on-year in the first quarter), recorded a clear improvement in players’ expectations and, especially market conditions, at the end of the half. The improvement in the Chinese economy and the greater availability of liquidity (due to the agreements with the Fed and the IMF formulae, respectively) and relatively sound fundamentals explain the improvement in the region, although there are differences in certain countries.
Thus, while in Brazil GDP fell by 1.8% year-on-year in the first quarter, which is well below forecast, Chile suffered a contraction of 2.1% and Mexico was worse affected, with a year-on-year fall of 8.2%, due to its strong links with the US and the impact of swine flu. The reduction in activity and the fall in inflation enabled additional sharp cuts to be made to official rates. As a result, the main currencies (with the exception of the Mexican peso) appreciated in the latest quarter, offsetting a substantial portion of the depreciation suffered in previous quarters.
The euro zone also suffered from a sharp downturn in activity, which was worse than expected due to the collapse in world trade and its impact on Germany. In the first quarter, GDP in the region fell by 9.5% (at an annualised quarterly rate), but the fall in investment and exports was much steeper. The incipient improvement in the international economic and financial situation also helped to raise expectations from their all-time lows, but the area is one step behind the US, China and Brazil on the road to recovery.
The ECB continued to employ a more orthodox monetary policy than other central banks while cutting the official interest rate to a low of 1% and improved the conditions regarding injections of liquidity over longer terms at a time when inflation is close to zero. Under these conditions, in the second quarter the euro appreciated to levels close to the high for the year against the US dollar and depreciated against the pound sterling (EUR 1 = USD 1.41 = GBP 0.85).

1

The intensity of the recession in Spain increased in the first quarter of 2009 (GDP fell by 7.4% in the quarter at an annualised rate), which might have been the bottom of the cycle in view of the latest indicators, which show that the pace of contraction in activity and employment is beginning to level off.
In the UK, where GDP also fell heavily in the first quarter (down by 7.4% at an annualised rate in the first quarter), signs of recovery are clearer than they are in the euro zone (greater consumer confidence, increase in new mortgage loans, a slight rebound in house prices). The depreciation of the pound with respect to 2008, the quick, sharp cuts in interest rates to 0.5%, fiscal expansion and the measures to assist the banking system help to explain the incipient improvement in expectations, although for the moment it does not allow for expectations of positive growth rates.
Earnings performance
Before describing the Group’s earnings, in order to facilitate a proper interpretation thereof, the following five matters must be taken into account in addition to the complex recessionary environment described above:
•
In order to facilitate comparison with the information for the Group, Brazil and Latin America for the various quarters of 2008, pro forma figures were prepared for 2008 and are included below, in which Banco Real in Brazil is fully consolidated for the twelve months.

•
There was an impact on the scope of consolidation of the businesses acquired in the United Kingdom (Alliance & Leicester and Bradford & Bingley), the consumer businesses acquired and the full consolidation of Sovereign (since February 2009).

•
Due to the sale of Banco de Venezuela, the earnings obtained by that entity in 2009 were eliminated from the various line items in the income statement and recognised under “Profit from Discontinued Operations”. In order to enable like-for-like comparisons to be made, the same was done with the earnings for 2008.

•
In the second quarter Santander Brazil underwrote 5.67% of the shares in the public offering of Visanet. A gain of BRL 765 million (EUR 262 million) was obtained and assigned in full to strengthening the balance sheet. Accordingly, this gain had no effect on the profits of Santander Brazil or the Group. Consequently, in order to facilitate an overview of the changes in the income statement, the gain is not recognised under the various line items but rather is shown further down the income statement under the net amount of extraordinary gains and write-offs.

In July, as part of the green shoe option, Santander Brazil sold an additional 2% of the shares for an estimated gain of approximately BRL 272 million (approximately EUR 95 million), which will also foreseeably be allocated in full to provisions.

•
The comparison of income and costs with 2008 is adversely affected by the changes in the average exchange rates of the pound and the main Latin-American currencies against the euro. The effects with respect to the euro are: -6/-7 percentage points for the Group as a whole, -20 percentage points in the UK and -11 percentage points in Latin America.

Consequently, the highlights of the Group’s financial performance in the first half of 2009 were as follows:
•
Attributable profit in the quarter of EUR 2,423 million, an increase of 15.6% on the first quarter of 2009. Earnings per share for the quarter were EUR 0.2846 compared to EUR 0.2472 in the preceding quarter.

2

•
The profit for the half, of EUR 4,519 million, was 4.5% lower than in the first half of 2008. The earnings per share of EUR 0.5318, down 19.7% on the equivalent 2008 figure, due to the capital increases performed. The main matters arising from the year-on-year comparison were as follows:

•
Resilience of the main operating areas to the environment: there were no exchange rate impacts or impacts arising from the changes in the scope of consolidation, interest income rose by 19.0% and attributable profit was up 12.0%.

•	Exchange rate impacts on operating areas and reduced contribution of corporate activities (due to lower income and the provision recognised in the first quarter for Metrovacesa).
•	The income statement line items reflect the Group’s main management approaches in the half:
•	Interest income continues to be the driver of income: it rose by 24.2% over the figure for the first half of 2008.
•	Operating costs only increased by 0.3%, disregarding changes in the scope of consolidation and in exchange rates.
•	The efficiency ratio improved by 2.3 p.p. to 41.6%.
•	Provisions increased because of the situation (a year-on-year increase of 60.6%), but at a slower rate (up 7% over the first quarter on a like-for-like basis).
•	Robust capital ratios, with a BIS ratio of 13.8% and core capital of 7.5%.
•	There was another increase in equity per share in the latest quarter, in addition to the increases recognised in the three previous years.
•
Non-performing loan and coverage ratios of 2.82% and 72% respectively across the Group, which are excellent in international terms. The non-performing loan ratios in Spain (2.72%) and the UK (1.54%) compare very favourably with those of the market in terms of both the rate and the change therein.

•	The Group’s general allowance totalled EUR 6,163 million.
•	Highlights by business area:
•
Continental Europe: increase of 18.4% income, with interest income the main component (up 33.0%) and of 9.0% in cost. This gave rise to an improvement in efficiency, which enabled the larger provisions to be absorbed and an attributable profit of EUR 2,657 million (up 13.4% on the first half of 2008) to be attained.

•
United Kingdom: strong growth throughout the income statement due to the good performance of Abbey’s retail and wholesale businesses and the positive impact of the inclusion in the scope of consolidation of Alliance & Leicester and Bradford & Bingley. Attributed profit was GBP 790 million (EUR 885 million), up 62.8% (33.1% on a like-for-like basis).

•
Latin America: the comparison between US dollars and euros is severely affected by exchange rates. Excluding this effect, income rose by 13.2% and costs fell by 1.8%. This gave rise to an improvement in efficiency, which enabled the larger provisions to be absorbed and an attributable profit of EUR 1,806 million (up 4.1% in local currency; down 3.9% in euros) to be attained.

Following is a detailed overview of the performance of the condensed consolidated income statement compared with the pro forma information for 2008 in which Banco Real is fully consolidated.

3

Pro forma income statement

Millions of Euros	1H09	1H08

Interest income	12,656	10,192
Income from equity instruments	241	319
Income from companies accounted for using the equity method	(3)	152
Net fee and commission income	4,538	4,539
Gains on financial assets and liabilities	1,840	1,574
Other operating income (net)	96	163

Total income	19,368	16,937

Operating expenses	(8,054)	(7,436)
General administrative expenses	(7,269)	(6,749)
Staff costs	(4,165)	(3,922)
Other general administrative expenses	(3,104)	(2,827)
Depreciation and amortisation	(785)	(686)
Credit loss provisions	(4,626)	(2,880)
Impairment losses on other assets	(265)	(28)
Other income and charges	(510)	(351)

Operating profit before tax (excluding gains)	5,913	6,243

Income tax	(1,243)	(1,357)

Profit from continuing operations (excluding gains)	4,670	4,886

Profit from discontinued operations (net)	61	118

Consolidated profit for the period (excluding gains)	4,731	5,004

Profit attributed to non-controlling interests	212	274

Profit attributable to the Group (excluding gains)	4,519	4,730

Net of extraordinary gains and writedowns *	—	—

Profit attributable to the Group	4,519	4,730

(*).-	Including, in the first half of 2009, the gains on the sale of Visanet for EUR 262 million and the extraordinary provision for the same amount.

4

Interest income, totalling EUR 12,656 million, up 24.2% on the first half of 2008, once again spearheaded growth in income. In the second quarter, when there was almost no change in the scope of consolidation, interest income rose by 9.6% over the first. This strong year-on-year growth came as a result of the expansion of business volumes (boosted by the acquisitions made) and by appropriate management of margins in all units. Loan spreads improved considerably over the first half of 2008 (from 2.62% to 3.25% for the Group as a whole), although they became more moderate in the latest quarter, at the same time as deposit spreads became affected by reductions in rates.
In 2008, the companies joining the Group, basically Sovereign, Alliance & Leicester and the companies specialising in consumer loans, which contributed 13 percentage points of growth in income, had a positive effect on growth in both interest income and other income statement line items. Conversely, fluctuations in exchange rates reduced growth by 7/8 percentage points. When these two effects are excluded, interest income saw growth of 18.1% over the first half of 2008.
The gains on financial assets and liabilities increased by 16.9% as a result of the good performance of income from the wholesale businesses, which mainly arose from customer transactions, and this amply offset the fall in corporate activities.
The other income line items recorded falls in comparison with 2008, partly because of the environment and partly because of the strategy followed by the Group in certain businesses and non-strategic assets.
Fees and commissions were flat due to the fall in activity and reduced demand for certain fee-generating products such as investment funds and insurance. In this regard, performance improved in the latest quarter since the fees and commissions earned in the three main geographical areas rose in comparison to the first quarter of the current year.
The income from companies accounted for using the equity method fell sharply compared to 2008 (EUR -3 million compared to the EUR 152 million in the six months to June 2008) as a result of the agreement to the sell the holding in Cepsa and of fully consolidating Sovereign. The contribution made by dividends also fell (EUR 241 million compared to EUR 319 million in 2008) due to the collection of dividends from RBS and Fortis in 2008.
Accordingly, total income stood at EUR 19,368 million, a year-on-year increase of 14.3%. If changes in the scope of consolidation and in exchange rates are not included, the increase is 10.5%, due to a 14.0% increase from the operating areas.
Operating costs increased by 8.3%, an increase that is only 0.3% when changes in the scope of consolidation and in exchange rates are excluded. In an environment such as the current one, with weak business activity, cost control is a basic management tool. Accordingly, as in the first quarter, both the geographical units and the global ones show changes in costs that are consistent with their efficiency targets.
Higher growth in income than costs enabled the Group’s efficiency, including amortisation, to improve again, from 43.9% in the first half of 2008 to the current 41.6%. Disregarding amortisations, this figure is 37.5%. This improvement was recorded across the various units and in Continental Europe and, particularly, in Latin America and the UK.
The increase in income and the efficiency improvement enabled total income to rise by 19.1% to EUR 11,314 million, which was due in full to the operating areas. Disregarding changes in the scope of consolidation and in exchange rates, Group total income rose by 18.5% and the operating areas’ total income increased by 24.2%. These percentages evidence the Group’s capacity to continue to generate earnings in an environment as difficult as the current one and to absorb the higher level of provisions due to the situation.

5

The credit loss provisions amounted to EUR 4,626 million, up 60.6% on the first half of 2008. This sharp increase reflects the effect on the scope of consolidation of the inclusion of new entities in the Group and the organic growth in most business units for varying reasons, the first and most important of these being the macroeconomic environment, which deteriorated more quickly and further than expected. The second reason is the change in the portfolio mix made in recent years towards more profitable products that carry a higher risk premium. The increase was 7% in the last quarter on a like-for-like comparison basis.
“Impairment losses on other assets” increased by EUR 237 million on 2008, basically as a result of the charge of EUR 195 million recognised for Metrovacesa.
“Other income and charges”, which includes provisions for possible contingencies and other gains and losses, reflect net losses of EUR 510 million (compared to the net losses of EUR 351 million in 2008). These increased losses are due partly to the provision of EUR 77 million recognised by Banesto.
Consequently, pre-tax profit amounted to EUR 5,913 million. After taking into account the provision for taxes, the profit from discontinued operations and minority interests, attributable profit amounted to EUR 4,519 million, down 4.5% (as already noted) on the year-ago period. However, the profit margin in the second quarter increased by a very positive 15.6% over the first.
The earnings per share in the first half were EUR 0.5318 (down 19.7% on the first half of 2008). The earnings per share figures were affected by the capital increases performed in 2008 and at the beginning of 2009. Earnings per share in the second quarter amounted to EUR 0.2846 per share, an increase of 15.1% on the first.
Santander Group balance sheet
At the end of the first six months of 2008, the funds managed by the Santander Group totalled EUR 1,271,746 million. Of this amount, EUR 1,148,460 million (90%) relate to on-balance-sheet items, whereas the remainder corresponds to investment funds, pension funds and assets under management.
For a correct interpretation of the changes in the balance sheet compared to December 2008, two impacts should be taken into account. On the one hand, the net positive effect of the inclusion in the scope of consolidation of the Group of Sovereign and of certain units acquired in the consumer business and the exclusion of the balances relating to Venezuela, and, on the other, the exchange-rate effect, which was also positive, resulting from the appreciation against the euro (based on closing exchange rates) of the Brazilian real (15%), the Chilean peso (12%), the pound sterling (9%) and the Mexican peso (4%).
Taken as a whole, the impact of the two effects on the changes in customer balances was 11 percentage points in loans and 10 percentage points in funds under management.
The Group’s gross loans and receivables amounted to EUR 709,257 million, an increase of 11% over December, due to the effect of changes in the scope of consolidation (+6 p.p.) and the exchange rate effect (+5 p.p.).
Broken down by category, lending to resident sectors scarcely changed in comparison with December 2008, loans to public authorities increased by 26% and other resident sector loans fell slightly (-1%), secured loans remained the same and other loans rose by 2%. Lending to the non-resident sector climbed 17%, influenced by the changes in the scope of consolidation and in exchange rates mentioned above.
By geographical segment, at 30 June 2009, Continental Europe accounted for 48% of the Group’s loans and receivables, the UK represented 33%, Latin America 14% (8% of which related to Brazil) and Sovereign 5%.

6

Turning our attention to the liability side of the balance sheet, the Santander Group’s total customer funds under management at the end of June amounted to EUR 884,425 million, representing an increase of 7% over 2008 year-end due to the effect of the changes in consolidation and the exchange rate (+5 p.p. each).
Disregarding the two effects, there was a fall of 3%, although the performance of the various balance sheet line items was uneven. Worthy of mention on the balance sheet is the 3% increase in deposits (excluding repos). Marketable securities fell by 13% and repos by 4%, while subordinated liabilities hardly changed. As for other managed funds, investment and pension funds together were down 2%, whereas investment and savings insurance products improved by 15%.
By major segments, Continental Europe accounted for 40% of customer funds (32% in Spain), the United Kingdom for 31%, Latin America for 23% (Brazil 12%) and Sovereign for the remaining 5%.
At June 2009, total goodwill (including the goodwill corresponding to fully consolidated entities and that relating to investments) amounted to EUR 23,201 million, an increase with respect to December due to the inclusion of Sovereign and the exchange rate impact.
Total shareholders’ equity amounted to EUR 68,596 million at the end of the half, signifying an increase of EUR 4,828 million over December 2008. Equity and equity having the substance of a financial liability amounted to EUR 76,900 million, after including non-controlling interests, preference shares and valuation adjustments, which increased by EUR 3,867 million compared to December 2008.
As regards capital ratios, the Santander Group’s eligible capital, calculated using BIS criteria, amounted to EUR 77,165 million at the end of June, with a cushion over minimum capital requirements of EUR 32,411 million (72%). This left the BIS II ratio at 13.8%. Core capital was 7.5%, compared to 7.3% in March.
Retained earnings, after deducting dividends pursuant to the Group’s pay-out policy, were high and constant, as shown in the performance of equity per share, which stood at EUR 8.0, an improvement of 16 cents in the last quarter and of 41 cents compared to December 2008, in addition to the increases recorded in the previous three years.
Business segmentation
In an overview of the business segments, firstly an analysis is made of the primary or geographical segment: four operating areas (Continental Europe, the United Kingdom, Latin America and Sovereign) and Corporate Activities.
CONTINENTAL EUROPE
Continental Europe includes all the commercial banking, global wholesale banking and asset and insurance business activities carried on in this geographical area.
In the first half of 2009 the segment obtained attributable profit of EUR 2,657 million (50% of the attributed profit from the Group’s operating areas), it recorded an 18.4% increase in income, a 24.3% increase in net operating income and a 13.4% increase in attributable profit.
This growth was boosted, mainly in terms of income, by the inclusion of the consumer businesses acquired (mainly GE in the first quarter of 2009). In any case, on a like-for-like basis, growth was also highly positive: total income: up 11.9%; and profit: up 13.0%, due to the resilience to the business cycle being shown by the commercial units and to the excellent performance shown by Global Banking & Markets in the last few quarters, ably supported by customer income.

7

Santander Network
In a sharply contracting market amid a slowdown in activity in the financial services industry, the Santander Network obtained attributable profit of EUR 1,070 million in the first half, an increase of 9.0% on that obtained in the same period of 2008.
This positive performance was due to the continued use of management levers that started to be developed last year: intense commercial activity in the current environment and appropriate management of spreads, which comfortably offset the slowdown in fees and commissions that are hit harder by the environment; strict cost control and a determined effort to manage risk and collections.
This gave rise to a 21.0% increase in interest income and almost flat operating costs that offset the lower gains on financial assets and liabilities and fees and commissions, enabled the efficiency ratio to improve by 1.2 percentage points to 38.0%. Credit loss provisions fell by 14.3% compared to 2008 due to the start-up of the new recovery business organisation and the effect of the general allowance.
In terms of business, the Santander Network continues to be very active in granting credit facilities to customers: in the second quarter the Network exceeded the number of transactions arranged in the first, taking total loans arranged in the half to 170,000 for a total amount of EUR 26,000 million. Customer funds continued the trend of previous quarters of a preference for deposits. Consequently, deposits rose by 4% in the half and by 13% in the last twelve months which, in addition to the increase in savings insurance products (up 26%), offset the decrease in investment funds (down 33%).
Banesto
The increase in funds raised and customer deposits, together with Banesto’s financial strength, supported by risk quality that is higher than that of the market and sound capital and liquidity positions, enabled it to obtain positive earnings that improve the rate of growth in income in the first quarter.
The performance of the income statement was driven by interest income, which recorded an increase of 11.5%. This, together with Banesto’s traditional discipline in cost management that saw costs increase by only 0.9%, enabled the efficiency ratio to be further improved to 39.9%, compared the 41.4% recorded one year previously.
As a result of the recurrence of income and cost control, which enabled Banesto to absorb the 31.6% increase in credit loss provisions. This improvement is not reflected in the final profit because EUR 77 million were assigned to provisions, and this contributed to strengthening of the equity position and adopting the required management measures.
In terms of the balance sheet, the trend of a reduction in the demand for credit in the market was accentuated in 2009. Against this backdrop, Banesto maintained its policy of selective growth in lending, which performed appreciably better than economic activity. On-balance-sheet customer funds increased by 2% (and deposits performed better, with a 9% increase), and on-balance-sheet customer funds under management started to recover in the half (up 5% compared to December) after falling throughout 2008.
Santander Consumer Finance
This business had profit attributable to the Group of EUR 307 million in the first half of 2009, compared to EUR 382 million in the same period of 2008. The three main reasons for these results are as follows:
•	The soundness of its income, which increased by 34.9%, helped in part by the inclusion of RBS and GE Money, although in like-for-like terms growth continued to be high, at 17%.

8

•
Costs grew by 33.6% on a year-on-year basis, as a result of the inclusion of inclusion of the new units. Excluding the new units, costs remained flat as a result of the strict management thereof at all units and the obtainment of the first synergies from integration. Accordingly, the efficiency ratio remained at around 28%.

•
Credit loss provisions rose sharply, even on a like-for-like basis (up 63.4%), reflecting the deterioration of credit quality in the industry (non-performing loans in this area were 5.14% compared to 3.49% in June 2008). Accordingly, changes in the charge for the quarter remained in line with that of the previous quarter and reflects the recovery efforts of all the units. The coverage ratio of 90% compares very well with industry standards.

These trends remain the same across the various countries, although the intensity varies. Thus, Italy and the Nordic countries show profit growth of 4.2% and 13.4% respectively. In Germany, the profit for the period was almost exactly the same as in 2008, since the growth in provisions was offset by growth in income. Spain, as in previous quarters, managed income and costs well, but was penalised more by the increase in provisions. Santander Consumer USA Inc increased profit in US dollars by 38.5%.
As regards business activity, new loan production in this business was around EUR 12,000 million, 6% lower than in 2008, a sign of the slowdown in consumption in the countries where it operates.
Lastly, it should be noted that Santander Consumer Finance continued the process of integrating the former GE Money units in Germany, Austria, Finland and the UK. This integration is strengthening and consolidating Santander Consumer Finance’s presence in key countries and is enabling synergies to be obtained in the current year.
Portugal
Santander Totta ended the first half of 2009 with attributable profit of EUR 285 million, up 2.8% on the same period of the preceding year. In an adverse economic and financial environment, the results remained very sound and highly recurring and reflect income management, cost control and an appropriate level of provisions for the recessionary period of the economy (with considerable emphasis being placed on recoveries).
Against this backdrop, the strategy continues to be firmly focused on a customer-centric business model, the aim being to provide better solutions for returns on savings. Therefore, growth continues to focus more on deposits than loans, thus enabling the gap between deposits and loans to be improved. Deposits increased by 15% over June 2008, while last year’s fall in off-balance-sheet funds slowed this quarter. On the asset side, growth in lending is still slow, at a year-on-year rate of 2%, due to the heavy fall in new mortgage production, which was offset by higher increases in loans to SMEs and companies. Since December, lending has remained flat and customer funds have increased by 4%.
Other countries
The other businesses (wholesale banking, asset management, insurance and Banif) obtained attributable profit of EUR 627 million in the first half, double the amount for the same period in 2008. This growth is the net figure for businesses that evolve in a completely different way.
The profit of GBM Europe, which accounts for more than 80% of the profits of the businesses included here, increased by 129.9% as a result of the sharp increase in income, well supported by the good performance of interest income due to the widening of spreads and cost containment (down 0.4%).

9

UNITED KINGDOM (Santander UK)
The Santander Group’s business in the UK, which has included Abbey since 2004, now includes the deposits and branches of Bradford & Bingley (which were acquired in September 2008) and Alliance & Leicester (October 2008). Their inclusion in the Group has enabled the Santander Group to obtain shares of more than 10% in core markets such as mortgages, deposits, current accounts and branches.
In the first half of 2009 Santander UK maintained the positive trend shown in 2008. Thus, Santander UK obtained attributable profit of EUR 885 million, 41.1% more than in the same period of 2008 and 43% more than in the second half of 2008. This growth was adversely affected by depreciation of the pound sterling against the euro, since the attributable profit in sterling was GBP 790 million, 62.8% more than in the first half of 2008.
This performance was underpinned by the sound results of the retail and wholesale businesses and the positive contribution made by the businesses acquired in 2008. The combined effect is an increase in total income of 68.4% and of 47.6% in operating costs in sterling terms, enabling efficiency to improve by 5.8 p.p. to 41.0% (46.8% in the first half of 2008).
These results reflect the positive contributions made by Bradford & Bingley (GBP 7 million) and Alliance & Leicester (GBP 137 million). Excluding these two, Santander UK’s attributable profit would have increased by 33.1% in sterling terms over the same period in 2008.
In terms of business, Santander UK continues to facilitate the granting of loans, the result of which is a significant increase in the market share of net mortgage loans compared to the first half of 2008. Also, both Abbey’s and A&L’s margins on the loan portfolio continue to improve, underpinned by increases in new loan production and retention. In SMEs and companies, growth is selective by segments and the trend in personal loans of a considerable reduction in stock continues.
With respect to the integration, the process of migrating 2 million B&B customers to the Partenón platform was completed at the beginning of June and the network of branches and agencies has been integrated. The integration plans for A&L remain on schedule. In addition, the cost savings obtained in the first half of the year indicate that the cost reduction targets for A&L in 2009 may exceed forecasts.
LATIN AMERICA
As stated in other sections of this report, the 2008 data were prepared again, including the full consolidation of Banco Real to provide a more uniform comparison.
In Latin America the Santander Group obtained attributable profit of EUR 1,806 million in the first six months of 2009, down 3.9% on the year-ago figure, including a significant exchange rate impact, disregarding which profit rose by 4.1%.
The adverse economic climate and the increased level of uncertainty in the markets mean that the Group has adjusted its strategy in the region with the following main approaches: customer management based on the extent of their relationship to the Group, increasing businesses that use less capital, focus on the approval and monitoring of risk by strengthening recovery activities, paying maximum attention to liquidity, improving the quality of service and paying attention to costs and the growth of installed capacity.
In Brazil, the consolidation of Banco Real gives the Group’s strategy in that country certain features that differentiate it from that applied in the other countries in the region.
At the end of June the Group had 6,050 customer service points (including traditional branches, bank service points and service points at companies). The Group had 27,893 ATMs and 35.8 million customers.

10

Brazil
The Santander Group’s strategy in Brazil in 2009 is aimed at boosting the customer base and building customer loyalty, being more selective and rigorous regarding the grant of new loans and, above all, making progress in the process of integration and obtaining synergies, which is even more important, if possible, in times of lower business growth.
The Group is in a very good position to take advantage of market opportunities. The union of the two banks, Santander y Real, in addition to creating an entity with a national presence focusing on the main regions in Brazil, provides a better balance between businesses and benefits from the complementary nature of the two banks: Real has a greater presence among individuals and Santander has a greater presence among large companies.
As regards business activity (excluding the exchange rate effect), total lending continued to increase strongly in the last twelve months (up 16%), although it is slowing down in line with the trend in the market. Bank savings remained substantially the same over the period, with deposits (excluding repos) rising by 6% and investment funds falling by 15%.
As regards profits, at all times in local currency, total income (total income) increased by 14.8%, due to the increase in its main component, interest income (up 16.7%), and costs continued to fall (down 3.3%), allowing the efficiency ratio to improve by 7.1 percentage points to 37.9%, and absorbing the still high increase in credit loss provisions (up 77.8%). Attributable profit in local currency is 12.3% higher than that obtained in the same period of 2008 by the two banks (down 0.1% in euro terms).
In the second quarter, Santander Brazil participated in the public offering of shares of Visanet and obtained a gain of BRL 765 million (EUR 262 million) which was assigned in full to strengthening the balance sheet and, accordingly, had no impact on profits.
Mexico
The Santander Group’s strategy is aimed more at building customer loyalty than attracting new customers, and places particular emphasis on the high and mid-net worth individuals and SME segments. As regards the banking business, the focus is on increasing deposits, while the approach to lending is more selective, with highly rigorous criteria for accepting new transactions, while the recovery structure through the network and the contact centre were strengthened at the same time. The aim was to guarantee selective, profitable growth in the commercial businesses with strict investment and cost management.
Conversely, less stress is being laid on consumer loans and cards both for market reasons and because of the use of very rigorous criteria for granting loans. This policy, which has been followed in the last few quarters, has led loans to fall by 6% since June 2008 due to the reduction in the amounts granted in relation to cards. Deposits increased by 2% and investment funds fell by 9%.
In terms of results (at all times subject to fluctuations in local currency), total income remained the same due to the slowdown in business in the financial system and at the bank, and costs increased by 1.5% (inflation is 5.7%), which is a more moderate rate than in previous quarters. Credit loss provisions rose by 47.4% reflecting the deterioration of the risk premium (basically due to cards), although the recent trend is of a slowdown with respect to the provisions recognised in the fourth quarter of 2008. Attributable profit fell by 28.8% (down 37.3% in euro terms).
Chile
Santander Chile’s strategy for 2009 is focused on fostering the relationship with and the profitability of its customer base, with selective growth in lending, while on the saving side the focus is being placed on demand accounts. In a time of economic slowdown, the strict management of risk becomes especially necessary, and emphasis must be placed on recovery activity. Also, after several years of growth in installed capacity, in 2009 the focus shifts to strict management of investment and expenditure.

11

As for business volumes, lending grew by 2%, with lending to individuals rising by 6% and that to SMEs by 2%. As regards bank savings, deposits excluding repos slipped by 3%, although demand deposit balances rose by 1%, while investment funds increased by 9%.
In terms of results (at all times subject to fluctuations in local currency), total income increased by 18.8%. The interest income figure was the same as that for the first half of 2008, affected by the deflation of the first half which impacted the long position in assets and liabilities tied to Chilean UF monetary units. However, the interest income on customer transactions continued to perform positively, and loan spreads continued to perform well, offsetting the impact of the sharp fall in interest rates on deposit spreads. Fees and commissions rose by 5.4% and, at the same time, gains on financial assets and liabilities performed very well, both in terms of the results relating to customers and the hedges arranged to cover falls in interest rates or inflation.
Costs rose by 1.6% (inflation was 1.9%), a slower rate than in previous quarters, and, accordingly, absorbed the increased provisions and taxes, leaving an increase in attributable profit of 8.9% (down 0.5% in euro terms).
Other countries
Of the other Latin American countries, the most notable contribution was that of Argentina, with attributable profit of EUR 114 million, up 16.1% in local currency. After the sale of Banco de Venezuela, its results were recognised under discontinued operations in 2008 and 2009.
SOVEREIGN
On 30 January the acquisition of the 75.65% of Sovereign that Santander did not already own was completed and at June 2009, Sovereign was fully consolidated. Sovereign’s customer loans and funds represented 5% and 6%, respectively, of the related operating areas. Five months business were included in earnings, giving rise to income of EUR 660 million, and an attributable loss of EUR 26 million.
For Sovereign, the second quarter was a period of stabilisation and consolidation of the changes introduced post-acquisition. After completing the new management team, the implementation of best practices in key management areas was the cornerstone of Sovereign’s activities. As regards business, efforts were made to improve the business mix and efficiency, through cost control, partly by leveraging in the Group’s global capabilities.
CORPORATE ACTIVITIES
Corporate Activities obtained a loss of EUR 803 million compared to the EUR 119 million loss recorded in 2008, basically due to the reduction in income from companies accounted for by the equity method, Cepsa and Sovereign, lower interest income, smaller dividends, a reduction in the gains on financial assets and liabilities and higher rental costs.

12

DETAIL BY BUSINESS
The secondary or business segment reporting comprises the following segments: Commercial Banking, Global Wholesale Banking, and Asset Management and Insurance, the sum of which is equal to that of the four geographical operating areas composing the primary basis of segment reporting. All the segments performed soundly within the various environments in which their Business activity is conducted:
•
Commercial Banking accounts for 84% of the total income obtained by the Group’s operating areas and 68% of the pre-tax profit, which totalled EUR 3,580 million, a figure that reflects the decrease of 6.4% compared to the same period of 2008, as a consequence of the fall in business due to the economic climate, the increase in the cost of risk and the negative effect of exchange rates.

Total income rose by 15.3%, thanks to the 23.0% year-on-year growth in interest income driven by the moderate growth in business and the improvement in customer margins. Disregarding the changes in the scope of consolidation and in exchange rates, total income was 9.5% higher than in the first half of 2008.

Costs grew by 10.5% compared to the first half of 2008, but only by 0.5% if the changes in the scope of consolidation and in exchange rates are excluded. This took the efficiency ratio (including depreciation and amortisation) to 40.9%, a 1.8 percentage-point improvement.

•
Global Wholesale Banking. In the first half of 2009 this segment, which is managed by Santander Global Banking & Markets, contributed 13% of income and 28% of the attributable profit of the operating areas. The latter amounted to EUR 1,513 million, 95.7% higher than the figure for the same period of 2008, and profit in the second quarter was 38.5% more than in the first.

These positive results were underpinned by a customer-centric business model, the global capability of the business area and its relationship with local units, and strict control of costs and risks. The strength of the Santander Group’s capital and liquidity position is also of considerable importance since, despite the rigorous control of both variables, it is allowing the business area to maintain a high level of business activity with no restrictions and to undertake new transactions, thus occupying the space vacated by its competitors.

From a management standpoint, this earnings trend continues to be underpinned by the strength of customer income, which is growing in a sustained manner: up 50.3% over the first half of 2008, with growth 9.9% higher in the second quarter than the first. All the geographical areas contributed to this increase and absorbed the depreciation in their respective currencies: Continental Europe (up 62% year-on-year), UK (up 43%) and Latin America (up 42%), with strong growth in all countries.

•
Asset Management and Insurance had attributable profit of EUR 228 million, 9.1% less than in the same period of 2008 (2.3% less excluding exchange rates). This represents 4% of the profit of the operating areas.

Total income fell by 5.3% in year-on-year terms, since the higher income from insurance did not offset the fall in asset management, especially in fees and commissions, where the sharp fall in the volume of assets under management in investment funds, especially in Spain.

Costs fell by 10.6% on a year-on-year basis, which reflects the effort made to adapt the unit’s structures to the new income environment. In short, attributable profit fell basically due to a higher tax rate.

From a wider standpoint, the total income contributed by the Group’s asset management and insurance businesses, including those accounted for by the distribution networks, totalled EUR 1,789 million in the half, which represents 9% of the Group’s total income.

In short, this analysis of the Group’s business map provides evidence that considerable efforts continue to be made in a climate that remains highly complex, to increase income and improve efficiency in all areas, fostering customer activity in all the geographical areas and businesses in which it is present.

13

Information on human resources
At 30 June 2009, the Santander Group had 177,781 employees in more than 40 countries, of which 33,744 work in Spain.
The Human Resources strategy is geared towards attracting and developing the very best talent worldwide. Human capital is managed on the basis of three cornerstones: the talent of the professionals, the creation of shared knowledge to be disseminated throughout the organisation and the corporate culture which acts as a link between the different teams.
To enable it to meet this challenge in an increasingly competitive climate and support the growth of its Group, the Santander Group has defined a corporate human resources model comprising six corporate policies that are applied throughout the Group. The main activities performed were as follows:
•	Segmentation:
•	In the first half of 2009 Santander finalised a new distribution of its executives into two new groupings: Top RED and Dir RED.
•	Human resources recruitment and marketing
•
Santander has launched new internal and external executive selection policies. The internal policy promotes equality of opportunities based on each person’s ability to occupy the post, following objectivity and transparency criteria.

•
The first “Programa Santander Talento” (Santander Talent Programme), which offered around 100 participants post-graduate studies in finance at CIFF financed by Banco Santander and a period of internship, was completed.

•
As part of the “Santander eres tú” project, more than 30,000 professionals simultaneously participated in more than 200 activities throughout the Group in order to experience, as part of a team and as part of a family, the sense of belonging to a common project.

•	Training and knowledge:
•	After being launched in 2008, the implementation of the Santander Learning corporate training management system was extended to more countries.
•
In the first half of 2009, 16,455 employees of the Group in Spain received a total of 162,078 hours of on-site training. At the beginning of 2009, Santander launched the first master’s degree in the financial services industry aimed specifically at retail banking. The Master’s in Commercial Banking, in cooperation with Universidad de Alcalá, is aimed at professionals who have recently joined the Bank.

•	Compensation
•	At the annual general meeting held in June 2009, the shareholders approved the launch of the fourth long-term incentive plan.

14

•	Development and mobility
•
The development and mobility committee continued to analyse the development possibilities of the Group’s executives. The committee meets periodically to study executives’ careers on a case-by-case basis and to propose specific actions that will help to boost their development to the Group’s benefit.

•
In addition to several other development programmes, the VI Apolo Programme, aimed at supporting the development of high potential professionals in the Commercial Banking Division, and the X Executive Development Programme, aimed at high potential professionals in various divisions, were completed.

Lastly, in June 2009 Santander launched the new “Portal Solidario”, a platform through which the Bank makes available to its employees the possibility of performing microvolunteer work from their own workstations as a demonstration of the Bank’s commitment to society.
Information on the environment
As part of the Corporate Social Responsibility strategy, Santander takes initiatives to protect and recover the environment and recognises the need to include social and environmental matters in its business activities.
The Bank has a Sustainability Committee, which is chaired by the Chief Executive, and is responsible for the Group’s social and environmental policy and for fostering projects in this field and setting environmental objectives and targets.
The Group’s social and environmental policy has recently been revised and updated and is outlined in a document that is accessible to the public through the social commitment section of the Group web site: www.santander.com.
The measures adopted by the Group to protect and respect the environment, set out in the Group’s Strategic Corporate Social Responsibility Plan, include the following:
1.	Training, awareness-raising, promotion and certification

2.	Control of emissions and internal consumption

3.	Social and environmental analysis in lending to customers

4.	Business development opportunities
Santander considers social and environmental matters to be key to the risk analysis and decision-making processes regarding financing transactions. The purpose of adopting the Equator Principles is to identify and avoid adverse social and environmental impacts of a projected loan and, where possible, reduce them, mitigate them or appropriately offset them.
With respect to climate change, the Bank actively participates in the financing of renewable energy projects, an area in which it is a world leader.
Information on the main steps taken in relation to the environment and the other Corporate Social Responsibility actions performed by Banco Santander is provided every year in the annual Sustainability Report.
This report took into account current legislation and the directives and recommendations of benchmark international organisations such as the Global Reporting Initiative (GRI), Global Compact and Accountability. It also includes relevant information for socially responsible investment indices, the Dow Jones Sustainability Index - DJSI — and FTSE4Good, and rating agencies such as Standard & Poor’s, Vigeo and ISS Europe (formerly Deminor Rating).

15

Pages 56 to 63 of the 2008 Sustainability Report provide detailed information on environmental performance. The environmental performance indicators, and the rest of the Sustainability Report, were verified by Deloitte, the audit firm.
In the latest periodical review of the Dow Jones Sustainability Index, performed in 2008, Santander scored 86 points in the section relating to environmental policy and management and 81 points in the section relating to climate change. These scores place Banco Santander among the world’s leading financial institutions.
Significant events subsequent to the reporting date
The most noteworthy significant events that took place at the Santander Group from 1 July 2009 until the date on which the financial statements for the first six months of 2009 were authorised for issue were as follows:
Banco de Venezuela
In May 2009 Banco Santander S.A. entered into an agreement to sell its investment in Banco de Venezuela. In July Banco de Venezuela was sold to Banco de Desarrollo Económico y Social (a public-sector institution of the Bolivarian Republic of Venezuela) for USD 1,050 million, USD 630 million of which was collected in cash and the remainder was deferred until October and November of 2009.
Offers to exchange perpetual issues for other financial instruments
On 9 July 2009 Banco Santander S.A. and its subsidiary Santander Financial Exchanges Limited published on the international markets offers to exchange 30 issues of securities eligible to be included in capital for a total nominal amount of approximately EUR 9,100 million issued by Santander and its subsidiaries. The exchange envisages the delivery of new securities that meet the current market standards and regulatory requirements to be classified as equity at consolidated Group level.
The purpose of these offers is to improve the efficiency of the Group’s capital structure and strengthen the Santander Group’s balance sheet. The amount of any gains that might arise for the Santander Group, which will foreseeably be assigned in full to general allowances, depends on the final level of acceptance of each individual offer. The Group’s annual borrowing costs will not be increased as a result of exchange offers.

16

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.
Date: August 12, 2009	By:	/s/ José Antonio Álvarez
		Name:	José Antonio Álvarez
		Title:	Executive Vice President